International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2010

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2010

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2010    1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages
	As of and for the three months ended		Full Year
	September 30, 2010	September 30, 2009	June 30, 2010
Lending (Discussed in Section 2)
Commitments[a]	3,363	10,914	44,197
Gross disbursements[b]	7,178	5,716	28,855
Net disbursements[b]	4,766	3,223	17,230

Reported Basis

Income Statement (Discussed in Section 6)

Operating income[c]	300	330	800
Board of Governors-Approved Transfers	(55)	(55)	(839)
Net income (loss)	97	(522)	(1,077)

Balance Sheet (Discussed in Section 6)

Total assets	295,972	281,721	283,010
Unrestricted cash and investments, net	29,808	33,722	36,513
Net loans outstanding	125,455	107,875	118,104
Borrowings portfolio (including derivatives)	120,062	104,300	119,775
Total equity	38,563	39,959	37,555

Performance Ratios (Discussed in Section 4)

Net return on average earning assets
Based on operating income	0.76	0.92	0.54
Based on net income	0.25	(1.46)	(0.73)
Return on equity
Based on operating income	3.32	3.60	2.21
Based on net income	1.05	(5.46)	(2.88)
Equity-to-loans ratio[d]	28.36	32.64	29.37

Fair Value Basis

Income Statement (Discussed in Section 5)

Net income (loss)	1,683	1,528	(870)
Net income (loss) excluding Board of Governors-Approved Transfers	1,738	1,583	(31)

Balance Sheet (Discussed in Section 5 )

Total assets	296,846	281,825	282,842
Unrestricted cash and investments, net	29,808	33,722	36,513
Net loans outstanding	126,329	107,979	117,936
Borrowings portfolio (including derivatives)	120,062	104,300	119,775
Total equity	39,455	40,086	37,401

Performance Ratios (Discussed in Section 4)

Net return on average earning assets[e]	4.43	4.45	(0.02)
Return on equity[e]	18.73	16.95	(0.08)
Equity-to-loans ratio[d]	29.37	33.68	29.97

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized loan origination fees.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.	Ratios are computed using usable equity and do not include respective periods operating income. (Full year June 30, 2010 amount includes proposed transfers to the General Reserve).
e.	Ratios exclude Board of Governors-Approved Transfers.

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2010

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2010 (FY 2010). IBRD undertakes no obligation to update any forward-looking statements.

Section 1. BASIS OF REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

IBRD reports all instruments in the investments, borrowings and asset/liability management portfolios at fair value, with changes in fair value reported in the statement of income. Loans are reported at amortized cost (except for loans with embedded derivatives which are reported at fair value).

Management believes this mixed measurement model creates an asymmetry such that reported net income does not capture the true economic income of IBRD. Therefore, management believes that the fair value financial statements, which include the loan portfolio at fair value, are a better measure of the financial strength of the institution.

Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from stress tests, and the equity-to-loans ratio as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework.

For details relating to the allocation and transfers out of the net income earned in FY 2010 and from Surplus, that have been recommended by the Executive Directors and approved by the Board of Governors during the fiscal year ending June 30, 2011 (FY 2011), refer to the Notes to the Condensed Quarterly Financial Statements, Note F–Retained Earnings, Allocations and Transfers.

Section 2. OVERVIEW

Box 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases.

Equity: To enhance IBRD’s financial capacity following its response to the global economic crisis, the Executive Directors of IBRD, in April 2010, recommended to the Board of Governors the first capital increase in over 20 years, with an initial voting deadline of September 10, 2010. The voting deadline has since been extended to March 31, 2011 to provide adequate time for the Governors to review the recommendation before casting their votes.

Lending Operations: In FY 2010, IBRD experienced record levels of loan commitments driven by borrower demand associated with the global economic environment. As a result, loan commitments for the first three months of FY 2011 decreased by $7,551 million compared to the same period in FY 2010. Since July 1, 2008, in response to the global economic crisis, IBRD’s commitments have totaled $80 billion. Demand for IBRD’s loan products continues to remain strong and is substantially above FY 2008 levels.

For the first three months of FY 2011, IBRD’s gross disbursements were higher by $1,462 million compared to the same period in FY 2010. This increase was primarily due to fast disbursing development policy loans which were approved during FY 2009 and FY 2010. The majority of the increase in gross disbursements went to borrowing countries in the Latin America and the Caribbean region ($1,160 million).

Operating Income: For the first three months of FY 2011, IBRD’s operating income was $300 million, a decrease of $30 million over same period in FY 2010. This was primarily due to the lower Long-Term Investment Portfolio (LTIP) income and higher provision for losses on loans, guarantees, deferred drawdown options (DDOs) and irrevocable commitments partially offset by lower net non-interest expense.

Fair Value Net Income: For the first three months of FY 2011, IBRD’s net income on a fair value basis was $1,683 million, an increase of $155 million over the same period in FY 2010. This was primarily due to the net positive currency translation adjustments resulting from the appreciation of the euro against the U.S. dollar, partially offset by a decrease in the net fair value adjustment on the loan and other non trading portfolios.

Section 3. CONTRACTUAL TERMS OF LOANS

For FY 2011, the Executive Directors approved a new pricing structure for fixed and variable IBRD Flexible Loans1 (IFL) and also realigned the average maturity terms for IFLs with a fixed spread (See Table 1). IBRD restored the average loan maturity limits for new loans and guarantees to the pre-2008 level of 12 years. Borrowing members have the option to extend the average loan maturity from 12 years to 18 years by paying a maturity premium of

[1]	The new loan pricing applies to IBRD loans and guarantees approved after June 30, 2010, with the exception of a limited number of loan and guarantee proposals for FY 2010, whose consideration by the Board was deferred to early FY 2011.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2010    3

10 basis points to 20 basis points. The maturity premium is a new component of the spread charge over LIBOR, and accounts for the cost of the incremental capital needed for the longer maturities.

Table 1: Average Maturity Terms–IFL Fixed Spread Loans

Average Maturity Terms Before July 1, 2010	Average Maturity Terms on and after July 1, 2010
Up to 10 years	Up to 12 years
Between 10 to 14 years	Between 12 to 15 years
Between 14 to 18 years	Between 15 to 18 years

The contractual spread and maturity premium, which apply to all IFLs are subject to the Executive Directors’ annual pricing review. Those IFLs with a fixed spread have two additional components: a projected funding cost and a market risk premium. These components are reviewed and set by management based on market conditions and are communicated quarterly to the Board.

Section 4. EQUITY-TO-LOANS RATIO

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 2 presents this ratio computed on both a reported and fair value basis. IBRD’s equity-to-loans ratios on both reported and fair value bases at September 30, 2010 were lower compared to those as of June 30, 2010, primarily due to the growth in the loan portfolio.

Section 5. FAIR VALUE ANALYSIS

Balance Sheet

IBRD’s total assets on a fair value basis increased by $14,004 million during the first three months of FY 2011. One of the main reasons for this increase was the growth in the loan portfolio during the first three months of FY 2011.

The Condensed Fair Value Balance Sheets in Table 3 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheets are presented with a reconciliation to the reported basis.

Loan Portfolio

IBRD’s fair value model for the loan portfolio incorporates Credit Default Swap (CDS) spreads as an indicator of the credit risk for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery levels.

On a fair value basis, the loan portfolio increased by $8,393 million compared with June 30, 2010, primarily reflecting the increase in demand for IBRD’s loan products. This increase comprises net disbursements of $4,766 million consistent with higher demand, a positive fair value adjustment of $1,052 million primarily due to the downward shift in the yield curves of all major currencies during the period, and currency translation gains of $2,607 million primarily due to the appreciation of the euro against the U.S. dollar during the period.

Investment Portfolio

At September 30, 2010, on a fair value basis, the net asset value of the investment portfolio decreased by $6,668 million as compared to June 30, 2010 (See Notes to Condensed Quarterly Financial Statements-Note B-Investments). This decrease was primarily due to $4,754 million of cash outflows for net loan disbursements and cash outflows for net borrowing activities of $2,651 million. This was partially offset by net mark-to-market gains of $46 million.

Table 2: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages
	September 30, 2010	June 30, 2010	September 30, 2009
Reported Basis
Equity-to-loans ratio[a]	28.36	29.37	32.64
Equity used in equity-to-loans ratio[b]	$37,017	$36,106	$36,725
Loans outstanding, effective but undisbursed DDOs, LTIP assets, present value of guarantees, and irrevocable commitments, net of relevant accumulated provisions and deferred loan income	$130,539	$122,943	$112,499

Fair Value Basis
Equity-to-loans ratio[a]	29.37	29.97	33.68
Equity used in equity-to-loans ratio[b]	$38,595	$36,791	$37,920
Loans outstanding, effective but undisbursed DDOs and LTIP assets, present value of guarantees, and irrevocable commitments, net of relevant accumulated provisions	$131,408	$122,773	$112,580

a.	Ratios are computed using usable equity and do not include respective periods operating income. (Full year June 30, 2010 amount includes proposed transfers to the General Reserve).
b.	The equity used in the equity-to-loans ratio is referred to as usable equity and is comprised of paid-in-capital (adjusted for the restricted elements and net maintenance of value), Special Reserve, General Reserve, cumulative translation adjustment, the underfunded status of IBRD’s pension plans and the cumulative LTIP reserve.

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2010

Table 3: Condensed Balance Sheets at September 30, 2010 and June 30, 2010

In millions of U.S. dollars
	September 30, 2010			June 30, 2010
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$1,411		$1,411	$1,803		$1,803
Investments	31,755		31,755	36,301		36,301
Receivable from derivatives	131,490		131,490	121,626		121,626
Net loans outstanding	125,455	$874	126,329	118,104	$(168)	117,936
Other assets	5,861		5,861	5,176		5,176

Total assets	$295,972	$874	$296,846	$283,010	$(168)	$282,842

Borrowings	$132,025	$(18)[a]	$132,007	$128,577	$(14)[a]	$128,563
Payable for derivatives	117,215		117,215	110,418		110,418
Other liabilities	8,169		8,169	6,460		6,460

Total liabilities	257,409	(18)	257,391	245,455	(14)	245,441
Paid in capital stock	11,492		11,492	11,492		11,492
Retained earnings and other equity	27,071	892	27,963	26,063	(154)	25,909

Total equity	38,563	892	39,455	37,555		37,401

Total liabilities and equity	$295,972	$874	$296,846	$283,010	$(168)	$282,842

a.	Amount represents transition adjustment on adoption of a new U.S. GAAP guidance on derivatives and hedging on July 1, 2000.

Table 4: Condensed Statements of Income for the three months Ended September 30, 2010 and September 30, 2009

In millions of U.S. dollars
	September 30, 2010			September 30, 2009
	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]

Income from loans	$595		$595	$710		$710
Income from investments, net[b]	169		169	237		237
Other income	325		325	233		233

Total income	1,089		1,089	1,180		1,180

Borrowing expenses	428		428	505		505
Administrative expenses including contributions to special programs	334		334	348		348
Provision for losses on loans, guarantees, DDOs and irrevocable commitments – increase (decrease)	27	$(27)	—	(3)	$3	—

Total expenses	789	(27)	762	850	3	853

Operating income	300	27	327	330	(3)	327
Board of Governors-Approved Transfers	(55)		(55)	(55)		(55)
Fair value adjustment on non-trading portfolios, net[c]	(148)		(148)	(797)		(797)
Fair value adjustment on loans[d]		1,025	1,025		1,835	1,835
Other comprehensive income		534	534		218	218

Net Income (Loss)	$97	$1,586	$1,683	$(522)	$2,050	$1,528

a.	Comprehensive basis comprises net income on a reported basis, the components of other comprehensive income as reported in the financial statements, and the fair value adjustments.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value for reporting purposes.
d.	Excludes the reversal of the provision for losses on loans, guarantees, DDOs and irrevocable commitments.

Borrowing Portfolio

The borrowing portfolio, net of derivatives, increased by $287 million, as compared to June 30, 2010 (See Notes to Condensed Quarterly Financial Statements-Note D-Borrowings). This was primarily due to currency translation losses of $2,137 million, as a result of the appreciation of the euro against the U.S. dollar during the first three months in FY 2011, as well as unrealized losses of $808 million primarily resulting from the decline of the U.S. dollar yield curve and the tightening of IBRD’s credit spreads. This was significantly offset by net borrowings maturities of $2,887 million.

Net Income

Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustments relating to the loan portfolio, as well as the components of other comprehensive income as reported in the financial statements. Table 4 provides a reconciliation from operating income on a reported basis to net income on a fair value basis.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2010    5

The net income on a fair value basis was $1,683 million for the three months of FY 2011, compared to $1,528 million in the same period in FY 2010. This was primarily due to the following factors:

Fair Value Adjustment on Non-Trading Portfolios, net

For the first three months of FY 2011, IBRD experienced net unrealized losses of $148 million, compared with net unrealized losses of $797 million in the same period in FY 2010 (See Table 5). The net unrealized losses on the borrowing portfolio were partially offset by unrealized gains from the derivatives held in the asset/liability management portfolio2. The unrealized losses on the borrowing portfolio were primarily due to the decline of the U.S. dollar yield curve, as well as the tightening of IBRD’s credit spread. The unrealized gains on the derivatives held in the asset/liability management portfolio were primarily due to the effect of the decline in the interest rates on the interest rate swaps related to the equity duration extension strategy. These swaps have the effect of extending the duration of IBRD’s equity.

The unrealized losses during the first three months of FY 2010 were primarily due to unrealized losses on the borrowing portfolio (including derivatives) reflecting the tightening of IBRD’s credit spread.

Table 5: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars
Unrealized gains/(losses)	September 30, 2010	September 30, 2009

Borrowing Portfolio (including derivatives)[a]	$(808)	$(1,166)
Derivatives held in the asset/liability management portfolio.	656	359
Derivatives held in the client operations portfolio	(* )	1
A loan with an embedded derivative	4	9

	$(148)	$(797)

*	Indicates amounts less than $0.5 million.
a.	The estimated unrealized losses due to the changes in IBRD’s credit spreads for the three months ended September 30, 2010 and September 30, 2009 were $223 million and $995 million, respectively.

Fair Value Adjustment on Loans

The fair value adjustment on loans for first three months of FY 2011, including the reversal of provision for losses on loans, guarantees, DDOs and irrevocable commitments of $27 million, was a positive $1,052 million. During the same period in FY 2010, the fair adjustment on loans including the reversal of the release of provision for losses on loans, guarantees, DDOs and irrevocable commitments of $3 million, was a positive $1,832 million. This adjustment reflects changes in both interest rates and credit risk. The positive fair value adjustment for the first three months of FY 2011was primarily driven by the downward shift in the yield curve of all major currencies, whilst for the same period in FY 2010, the positive fair value adjustment was primarily driven by the tightening of CDS spreads.

Other Comprehensive Income

Other comprehensive income for the first three months of FY 2011 was a credit of $534 million, which was primarily related to the net positive currency translation adjustments resulting from the 11.09% appreciation of the euro against the U.S. dollar. In comparison, during the same period in FY 2010, other comprehensive income was a credit of $218 million, which was primarily due to the lower net positive currency translation adjustments resulting from the 3.83% appreciation of the euro against the U.S. dollar during that period.

Section 6. REPORTED BASIS ANALYSIS

Balance Sheet

In IBRD’s balance sheet on a reported basis, the borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for a loan with an embedded derivative which is reported at fair value).

Net loans outstanding on a reported basis increased by $7,351 million compared with June 30, 2010. This was primarily due to net disbursements of $4,766 million during the quarter and currency translation gains of $2,655 million during the quarter, partially offset by an increase in the accumulated provision for loan losses of $55 million.

See Table 3 for IBRD’s condensed reported basis balance sheet with a reconciliation to fair value basis.

[2]

The derivatives held in the asset/liability management portfolio are presented in IBRD’s condensed balance sheet under ‘Derivative Assets’ – Others assets/liabilities and ‘Derivative Liabilities’ – Others assets/liabilities.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2010

Table 6: Reported Basis Operating Income for the three months Ended September 30, 2010 and September 30, 2009

In millions of U.S. dollars
	September 30, 2010	September 30, 2009	Net Change
Interest income, net of funding costs
Interest margin	$109	$127	$(18)
Equity savings	63	126	(63)
Other interest Income	279	190	89

Net interest income	451	443	8
Other loan income	6	10	(4)
Provision for losses on loans, guarantees, DDOs and irrevocable commitments–(increase) decrease	(27)	3	(30)
Investment income, net of funding costs	59	50	9
LTIP Income	75	110	(35)
Net non-interest expense	(264)	(286)	22

Operating Income	$300	$330	$(30)

Operating Income

IBRD’s operating income on a reported basis is broadly comprised of income from interest-earning assets (net of funding cost), and from the equity duration extension swap portfolio, less the provision for losses on loans, guarantees, DDOs and irrevocable commitments and net non-interest expenses. Table 6 shows a breakdown of operating income, net of funding costs, on a reported basis. The decrease of $30 million in operating income is explained by the following factors.

Provision for losses on loans, guarantees, DDO and irrevocable commitments: The $30 million increase in the provision for losses on loans, guarantees, DDOs and irrevocable commitments was primarily due to an increase in the provision for the first three months of FY 2011 of $27 million arising from the increase in the loan exposure during this period.

LTIP income: The $35 million decrease in income from LTIP was primarily due to lower mark-to-market gains from the equity portfolio, reflecting the lower returns from the equity markets as compared to the same period in FY 2010.

These were partially offset by:

Net non-interest expense: The $22 million decrease in net non-interest expense was primarily due to a decrease in contributions to special programs of $45 million partially offset by higher administrative expenses of $31 million.

Net Interest income: The $8 million increase in net interest income was due to the $89 million increase in other interest income primarily from the equity duration extension portfolio, due to lower interest rates (See Figure 1). IBRD is a variable interest rate payer and a fixed interest rate receiver for this portfolio. This was partially offset by the $63 million decrease in equity savings as a result of the lower short-term interest rate environment, in particular U.S. dollar six month LIBOR (See Figure 1).

Figure 1: U.S. Dollar Six-Month LIBOR Interest Rates

Section 7. SENIOR MANAGEMENT CHANGES

Effective October 4, 2010, Mahmoud Mohieldin joined IBRD as a Managing Director.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2010    7

This page intentionally left blank.

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2010

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2010 (Unaudited)	June 30, 2010 (Unaudited)
Assets
Due from banks
Unrestricted currencies	$1,218	$1,581
Currencies subject to restrictions	193	222

	1,411	1,803

Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $138 million—September 30, 2010; $204 million—June 30, 2010)—Note B	31,640	36,012
Securities purchased under resale agreements—Note B	115	289
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,189	1,123
Derivative assets—Notes B, E and H
Investments	15,908	13,249
Client operations	19,505	17,633
Borrowings	91,996	87,457
Other assets/liabilities	4,081	3,287

	131,490	121,626

Loans outstanding—Note C
Total loans	187,867	183,677
Less undisbursed balance	60,336	63,574

Loans outstanding (including a loan at fair value of $119 million—September 30, 2010; $109 million—June 30, 2010)	127,531	120,103
Less:
Accumulated provision for losses on loans	1,608	1,553
Deferred loan income	468	446

Net loans outstanding	125,455	118,104
Other assets—Notes B and H	4,672	4,053

Total assets	$295,972	$283,010

Liabilities
Borrowings—Note D	$132,025	$128,577
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note B	628	998
Derivative liabilities—Notes B, E and H
Investments	16,856	13,360
Client operations	19,492	17,623
Borrowings	80,033	78,655
Other assets/liabilities	834	780

	117,215	110,418

Other liabilities—Notes B, C and H	7,541	5,462

Total liabilities	257,409	245,455

Equity
Capital stock—Authorized (1,581,724 shares—September 30, 2010; and June 30, 2010)
Subscribed (1,574,526 shares—September 30, 2010; and June 30, 2010)	189,943	189,943
Less uncalled portion of subscriptions	178,451	178,451

Paid-in capital	11,492	11,492
Deferred amounts to maintain value of currency holdings	684	313
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note F)	28,890	28,793
Accumulated other comprehensive loss—Note I	(2,503)	(3,043)

Total equity	38,563	37,555

Total liabilities and equity	$295,972	$283,010

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

10    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2010	2009
Income
Loans—Note C	$595	$710
Investments—Trading, net—Note B	169	237
Other interest income—Note E	256	170
Other—Note H	69	63

Total income	1,089	1,180

Expenses
Borrowings	428	505
Administrative— Notes G and H	331	300
Contributions to special programs	3	48
Provision for losses on loans, guarantees, deferred drawdown options and irrevocable commitments—increase (decrease)—Note C	27	(3)

Total expenses	789	850

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	300	330
Fair value adjustment on non-trading portfolios, net—Notes C, D, E and J	(148)	(797)
Board of Governors-approved transfers—Note F	(55)	(55)

Net income (loss)	$97	$(522)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010    11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2010	2009
Net income (loss)	$97	$(522)
Other comprehensive income—Note I
Reclassification to net income:
Derivatives and hedging transition adjustment	(4)	(5)
Amortization of unrecognized net actuarial gains	41	27
Amortization of unrecognized prior service credit	2	1
Currency translation adjustments	501	179

Total other comprehensive income	540	202

Comprehensive income (loss)	$637	$(320)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2010	2009
Retained earnings at beginning of the fiscal year	$28,793	$29,870
Net income (loss) for the period	97	(522)

Retained earnings at end of the period	$28,890	$29,348

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2010	2009
Cash flows from investing activities
Loans
Disbursements	$(7,166)	$(5,698)
Principal repayments	2,409	2,477
Principal prepayments	3	16
Loan origination fees received	13	8
Other investing activities, net	(18)	(12)

Net cash used in investing activities	(4,759)	(3,209)

Cash flows from financing activities
Medium and long-term borrowings
New issues	7,795	4,973
Retirements	(3,956)	(4,689)
Net short-term borrowings	(6,584)	(1,443)
Net derivatives—Borrowings	94	(246)
Net derivatives—Other assets/liabilities	—	15
Net capital transactions	90	21

Net cash used in financing activities	(2,561)	(1,369)

Cash flows from operating activities
Net income (loss)	97	(522)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Fair value adjustment on non-trading portfolios, net	148	797
Depreciation and amortization	208	220
Provision for losses on loans and guarantees—increase (decrease)	27	(3)
Changes in:
Investments—Trading, net	5,737	7,093
Other assets and liabilities	733	(2,236)

Net cash provided by operating activities	6,950	5,349

Effect of exchange rate changes on unrestricted cash	7	(5)

Net (decrease) increase in unrestricted cash	(363)	766
Unrestricted cash at beginning of the fiscal year	1,581	2,380

Unrestricted cash at end of the period	$1,218	$3,146

Supplemental disclosure
Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$2,655	$993
Investment portfolio	217	77
Borrowing portfolio	2,101	732
Capitalized loan origination fees included in total loans	12	18
Interest paid on Borrowing portfolio	188	407

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010    13

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2010 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2010 audited financial statements, has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans, deferred drawdown options (DDOs), irrevocable commitments, and guarantees, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Accounting and Reporting Developments

Accounting Standards Update (ASU) 2009-16, Accounting for Transfers of Financial Assets - an Amendment of FAS 140 became effective on July 1, 2010. This guidance eliminates the concept of a “qualified special purpose entity” and addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including: the effect of transfers on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred assets. The adoption of this ASU has resulted in additional qualitative disclosures relating to securities lending under Note B—Investments.

ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends existing guidance for consolidation of variable interest entities, also became effective on July 1, 2010. This ASU did not have an impact on IBRD’s financial statements.

In July 2010, the Financial Accounting Standards Board issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The ASU expands credit quality disclosure requirements to include more detailed information regarding financing receivables and the allowance for credit losses, as well as additional information regarding accounting policies and methodology. For IBRD, the expanded disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of September 30, 2010. IBRD is currently evaluating the potential future implications of the Act.

NOTE B—INVESTMENTS

A summary of IBRD’s trading portfolio at September 30, 2010 and June 30, 2010, is as follows:

In millions of U.S. dollars
	September 30, 2010	June 30, 2010
	Carrying Value	Carrying Value
Investments—Trading
Equity securities	$740	$665
Government and agency obligations	18,548	14,340
Time deposits	8,104	17,121
Asset-backed securities	4,248	3,886

Total	$31,640	$36,012

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of September 30, 2010 and June 30, 2010:

In millions of U.S. dollars
	Carrying Value
	September 30, 2010	June 30, 2010
Investments—Trading	$31,640	$36,012
Securities purchased under resale agreements	115	289
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(628)	(998)
Derivative assets
Currency forward contracts	8,117	5,976
Currency swaps	7,677	7,187
Interest rate swaps	114	86

Total	15,908	13,249

Derivative liabilities
Currency forward contracts	(8,340)	(5,943)
Currency swaps	(8,236)	(7,207)
Interest rate swaps	(280)	(210)

Total	(16,856)	(13,360)

Cash held in investment portfolio[a]	855	1,182
Receivable from investment securities traded[b]	621	47
Payable for investment securities purchased[c]	(2,209)	(307)

Net Investment Portfolio	$29,446	$36,114

a.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
b.	This amount is included in Other assets on the Condensed Balance Sheet.
c.	This amount is included in Other liabilities on the Condensed Balance Sheet.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see note E—Derivative Instruments.

As of September 30, 2010, $108 million in short sales was included in Other Liabilities on the Condensed Balance Sheet (Nil—June 30, 2010).

For the three months ended September 30, 2010, IBRD included $89 million of unrealized gains in income (unrealized gains of $161 million—three months ended September 30, 2009).

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and June 30, 2010:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of September 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$740	$—	$—	$740
Government and agency obligations	1,386	17,161	—	18,547
Time deposits	1,407	6,697	—	8,104
Asset-backed securities	—	4,234	15	4,249

Total Investments – Trading	3,533	28,092	15	31,640

Securities purchased under resale agreements	13	102	—	115
Derivative assets-Investments
Currency forward contracts	—	8,117	—	8,117
Currency swaps	—	7,677	—	7,677
Interest rate swaps		114	—	114

Total Derivative assets-Investments	—	15,908	—	15,908

Total	$3,546	$44,102	$15	$47,663

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[a]	$—	$195	$—	$195
Derivative liabilities-Investments
Currency forward contracts	—	8,340	—	8,340
Currency swaps	—	8,236	—	8,236
Interest rate swaps	—	280	—	280

Total Derivative liabilities-Investments	—	16,856	—	16,856

Total	$—	$17,051	$—	$17,051

a.	Excludes $433 million relating to payable for cash collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)    15

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$665	$—	$—	$665
Government and agency obligations	1,480	12,860	—	14,340
Time deposits	2,153	14,968	—	17,121
Asset-backed securities	—	3,868	18	3,886

Total Investments – Trading	4,298	31,696	18	36,012

Securities purchased under resale agreements	39	250	—	289
Derivative assets-Investments
Currency forward contracts	—	5,976	—	5,976
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86

Total Derivative assets-Investments	—	13,249	—	13,249

Total	$4,337	$45,195	$18	$49,550

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[a]	$53	$151	$—	$204
Derivative liabilities-Investments
Currency forward contracts	—	5,943	—	5,943
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210

Total Derivative liabilities-Investments	—	13,360	—	13,360

Total	$53	$13,511	$—	$13,564

a.	Excludes $794 million relating to payable for cash collateral received.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three months ended September 30, 2010 and September 30, 2009:

In millions of U.S. dollars
	Investments – Trading
	Asset-backed securities
	Three Months Ended September 30,
	2010	2009
Beginning of the period	$18	$109
Total realized/unrealized gains or (losses) in:
Net income	1	1
Sales/Settlements	(1)	(9)
Transfers in (out), net	(3)	—

End of the period	$15	$101

The following table provides information on the unrealized gains or losses included in income for the three months ended September 30, 2010 and September 30, 2009, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2010	2009
Condensed Statement of Income Line

Investments, net – Trading	$1	$1

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2010:

In millions of U.S. dollars
	Level 2	Level 3
Investments-Trading
Asset-backed securities
Transfers (out of) into	$(7)	$7
Transfers into (out of)	10	(10)

	$3	$(3)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities:

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that includes the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which approximates fair value.

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

Securities purchased under resale agreements, Securities sold under repurchase agreements, Securities lent under securities lending agreements and payable for cash collateral received:

These securities are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of commercial credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts for all securities. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, credit limits have been established for counterparties by types of instruments and maturity category.

Swap Agreements: For all of IBRD’s swap agreements (in addition to those in the investment portfolio), credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD as of September 30, 2010 and June 30, 2010.

In millions of U.S. dollars
	September 30, 2010	June 30, 2010
Collateral received
Cash	$433	$794
Securities	12,765	9,764

Total collateral received	$13,198	$10,558

Collateral permitted to be repledged	$13,198	$10,558
Amount of collateral repledged	—	—

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	September 30, 2010	June 30, 2010	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$138	$204	Included under Investments-Trading on the Condensed Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$195	$204	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)    17

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

At September 30, 2010, the liabilities relating to securities transferred under repurchase or securities lending agreements included $56 million (Nil—June 30, 2010) of repurchase agreement trades that had not settled at that date, all of which represented replacement trades entered into in anticipation of maturing trades.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2010, IBRD had received securities with a fair value of $115 million ($291 million—June 30, 2010). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2010).

NOTE C—LOANS AND GUARANTEES

Waivers of Loan Charges

The reduction in net income for the three months ended September 30, 2010 and September 30, 2009 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended September 30,
	2010	2009
Interest waivers	$40	$42
Commitment charge waivers	12	19
Loan origination fee waivers	4	6

Total	$56	$67

Overdue Amounts

At September 30, 2010, there were no principal or interest amounts on loans in accrual status which were overdue by more than three months.

IBRD considers the loans in nonaccrual status to be impaired. Information relating to loans or guarantees in nonaccrual status at September 30, 2010 is as follows:

In millions of U.S. dollars
Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$463	$659	Oct 2000

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2010 and June 30, 2010, and for the three months ended September 30, 2010 and September 30, 2009:

In millions of U.S. dollars
	September 30, 2010	June 30, 2010
Recorded investment in nonaccrual loans[a]	$463	$457
Accumulated provision for loan losses on nonaccrual loans	232	229
Average recorded investment in nonaccrual loans for the period/fiscal year	460	462
Overdue amounts of nonaccrual loans	659	631
of which:
Principal	398	384
Interest and charges	261	247

a.	A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars
	Three Months Ended September 30,
	2010	2009
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9

During the three months ended September 30, 2010 and September 30, 2009, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

Accumulated Provision for Losses on Loans, DDOs, Irrevocable Commitments and Guarantees

Changes to the Accumulated provision for losses on loans, DDOs, irrevocable commitments and guarantees for the three months ended September 30, 2010, and for the fiscal year ended June 30, 2010, are summarized below:

In millions of U.S. dollars
	September 30, 2010	June 30, 2010
Accumulated provision[a], beginning of the fiscal year	$1,576	$1,642
Net increase (decrease) in provision	27	(32)
Translation adjustment	30	(34)

Accumulated provision[a], end of the period/fiscal year	$1,633	$1,576

Composed of:
Accumulated provision for losses on loans	$1,608	$1,553
Accumulated provision for losses on DDOs[b] and irrevocable commitments[b]	22	20
Accumulated provision for losses on guarantees[b]	3	3

Total	$1,633	$1,576

a.	Includes provision for losses on loans, DDOs, irrevocable commitments and guarantees.
b.	The accumulated provisions for losses on guarantees, DDOs and irrevocable commitments are included in Other liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $1,686 million were outstanding at September 30, 2010 ($1,726 million—June 30, 2010). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 1 and 20 years, and expire in decreasing amounts through 2029.

At September 30, 2010, liabilities of $31 million ($32 million—June 30, 2010), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $3 million ($3 million—June 30, 2010).

During the three months ended September 30, 2010, and September 30, 2009, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the three months ended September 30, 2010, loans to three countries generated in excess of 10 percent of total loan income; these amounted to $68 million, $64 million and $61 million, respectively. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three months ended September 30, 2010, and September 30, 2009, is presented in the following table:

In millions of U.S. dollars
	September 30, 2010		September 30, 2009
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$834	$2	$987	$4
East Asia and Pacific	24,757	128	23,402	147
Europe and Central Asia	35,568	128	31,429	176
Latin America and the Caribbean	44,803	267	36,390	286
Middle East and North Africa	8,813	41	7,806	51
South Asia	12,706	28	9,859	45
Other[a]	50	1	50	1

Total	$127,531	$595	$109,923	$710

a.	Represents loans to the International Finance Corporation (IFC), an affiliated organization.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)    19

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three months ended September 30, 2010 and September 30, 2009:

In millions of U.S. dollars
	Three Months Ended September 30,
	2010	2009
Beginning of the period	$109	$78
Total unrealized gains (losses) in:
Net income	7	12
Other comprehensive income	3	6

End of the period	$119	$96

The following table provides information on the unrealized gains or losses included in income for the three months ended September 30, 2010 and September 30, 2009, relating to IBRD’s Level 3 loan still held at the reporting dates, as well as where these amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2010	2009
Condensed Statement of Income Line

Fair value adjustment on non-trading portfolios, net	$4	$9

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of September 30, 2010 and June 30, 2010:

In millions of U.S. dollars
	September 30, 2010		June 30, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$125,455	$126,329	$118,104	$117,936

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of September 30, 2010 and June 30, 2010, carrying value includes one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond. All other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE D—BORROWINGS

The following table summarizes IBRD’s borrowings portfolio after derivatives as of September 30, 2010 and June 30, 2010.

In millions of U.S. dollars
	September 30, 2010	June 30, 2010
Borrowings	$132,025	$128,577
Currency swaps, net	(9,100)	(6,238)
Interest rate swaps, net	(2,863)	(2,564)

	$120,062	$119,775

IBRD uses derivative contracts to manage the repricing risk between its loans and borrowings. For details regarding Currency swaps and Interest rate swaps, see Note E – Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of September 30, 2010 and June 30, 2010 is as follows:

In millions of U.S. dollars
	September 30, 2010	June 30, 2010
Level 1	$—	$—
Level 2	119,321	116,490
Level 3	12,704	12,087

	$132,025	$128,577

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three months ended September 30, 2010 and September 30, 2009 is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
	2010	2009
Beginning of period	$12,087	$11,071
Total realized/unrealized (gains) or losses in:
Net income	115	(141)
Other comprehensive income	735	693
Issuances	111	106
Settlements	(338)	(314)
Transfers in (out), net	(6)	(302)

End of the period	$12,704	$11,113

Information on the unrealized gains or losses included in income for the three months ended September 30, 2010 and September 30, 2009, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized (Losses) Gains	2010	2009
Condensed Statement of Income Line

Fair value adjustment on non-trading portfolios, net	$(109)	$175

The following table provides information on the unrealized gains or losses included in income for the three months ended September 30, 2010 and September 30, 2009, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized (Losses) Gains	2010	2009
Condensed Statement of Income Line

Fair value adjustment on non-trading portfolios, net	$(1,244)	$(990)

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2010:

In millions of U.S. dollars
	Level 2	Level 3
Borrowings
Transfers into (out of)	$6	$(6)

The difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings is as follows:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2010	$132,025	$139,529	$(7,504)
June 30, 2010	$128,577	$138,074	$(9,497)

During the three months ended September 30, 2010, IBRD experienced an improvement in its credit spreads as a result of improved market conditions. The estimated financial effects on the fair value of the debt issued and outstanding as of September 30, 2010 were net unrealized losses of $223 million, determined using observable changes in IBRD’s credit spreads.

During the three months ended September 30, 2009, IBRD experienced a significant improvement in its credit spreads as a result of improved market conditions. The estimated financial effects on the fair value of the debt issued and outstanding as of September 30, 2009 were net unrealized losses of $995 million, determined using observable changes in IBRD’s credit spreads.

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)    21

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

NOTE E—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investments and borrowings portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value with changes in fair value reported in the Statement of Income.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed

Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forwards, options and futures	Manage currency and interest rate risk in the portfolio

Borrowings	Currency swaps, Interest rate swaps, Structured swaps	Manage repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, Interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, Interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD has entered into interest rate swaps in connection with its equity duration strategy. The net interest income from these swaps is included under Other Interest Income on the Condensed Statement of Income.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2010 is $299 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on September 30, 2010, the amount of collateral that IBRD would have been required to post would be $42 million.

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts of those derivative instruments as of September 30, 2010 and June 30, 2010:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars
	Derivative assets			Derivative liabilities
	Balance Sheet Location	September 30, 2010	June 30, 2010	Balance Sheet Location	September 30, 2010	June 30, 2010
Derivatives not designated as hedging instruments
Options and Futures – Investments	Other assets	$1	$—	Other liabilities	$—	$1

Interest rate swaps	Derivative assets	10,008	7,894	Derivative liabilities	4,241	3,080

Currency swaps (including currency forward contracts and structured swaps)	Derivative assets	121,482	113,732	Derivative liabilities	112,974	107,338

Total Derivatives		$131,491	$121,626		$117,215	$110,419

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
	September 30, 2010	June 30, 2010
Type of contract
Investments
Interest rate swaps and swaptions
Notional principal	$6,741	$6,641
Credit exposure	114	86
Currency swaps (including currency forward contracts)
Credit exposure	64	427
Exchange traded Options and Futures[a]
Notional long position	709	1,686
Notional short position	252	35
Client operations
Interest rate swaps
Notional principal	15,799	15,821
Credit exposure	790	467
Currency swaps
Credit exposure	1,138	721
Borrowing portfolio
Interest rate swaps
Notional principal	125,026	115,110
Credit exposure	5,988	4,857
Currency swaps
Credit exposure	14,265	10,494
Other derivatives
Interest rate swaps
Notional principal	37,132	36,296
Credit exposure	3,683	2,830
Currency swaps
Credit exposure	187	142

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and future contracts as of September 30, 2010 and June 30, 2010 are interest rate contracts.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)    23

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three months ended September 30, 2010 and September 30, 2009 and their location on the Condensed Statement of Income:

In millions of U.S. dollars
		Three Months Ended September 30,
	Income Statement Location	Gains (Losses)
		2010	2009
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]

Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$849	$251

Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	243	(67)

Total		$1,092	$184

a.	For alternative disclosures about trading derivatives see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, listed equity securities as well as derivatives.

The following table provides information on the amount of realized and unrealized gains and losses on the investments – trading portfolio (derivative and non-derivative instruments) and their location on the Condensed Statement of Income during the three months ended September 30, 2010 and September 30, 2009:

In millions of U.S. dollars
	Three Months Ended September 30,
Income Statement Location	Investments-Trading, net
Gains (Losses)	2010	2009

Type of instrument
Fixed income	$46	$59
Equity	62	98

Total	$108	$157

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and June 30, 2010 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of September 30, 2010
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$8,117	$—	$8,117
Currency swaps	—	7,677	—	7,677
Interest rate swaps	—	114	—	114

	—	15,908	—	15,908

Client operations
Currency swaps	—	18,783	—	18,783
Interest rate swaps	—	722	—	722

	—	19,505	—	19,505

Borrowings
Currency swaps		72,229	13,935	86,164
Interest rate swaps		5,805	27	5,832

		78,034	13,962	91,996

Other assets/liabilities
Currency swaps	—	741	—	741
Interest rate swaps	—	3,340	—	3,340

	—	4,081	—	4,081

Total derivative assets	$—	$117,528	$13,962	$131,490

Derivative Liabilities:
Investments
Currency forward contracts	$—	$8,340	$—	$8,340
Currency swaps	—	8,236	—	8,236
Interest rate swaps	—	280	—	280

	—	16,856	—	16,856

Client operations
Currency swaps	—	18,779	—	18,779
Interest rate swaps	—	713	—	713

	—	19,492	—	19,492

Borrowings
Currency swaps	—	64,569	12,495	77,064
Interest rate swaps	—	2,959	10	2,969

	—	67,528	12,505	80,033

Other assets/liabilities
Currency swaps	—	555	—	555
Interest rate swaps	—	279	—	279

	—	834	—	834

Total derivative liabilities	$—	$104,710	$12,505	$117,215

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)    25

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,976	$—	$5,976
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86

	—	13,249		13,249

Client operations
Currency swaps	—	17,205	—	17,205
Interest rate swaps	—	428	—	428

		17,633		17,633

Borrowings
Currency swaps	—	69,347	13,320	82,667
Interest rate swaps	—	4,781	9	4,790

		74,128	13,329	87,457

Other assets/liabilities
Currency swaps	—	697	—	697
Interest rate swaps	—	2,590	—	2,590

	—	3,287	—	3,287

Total derivative assets	$—	$108,297	$13,329	$121,626

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,943	$—	$5,943
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210

	—	13,360	—	13,360

Client operations
Currency swaps	—	17,203	—	17,203
Interest rate swaps	—	420	—	420

	—	17,623	—	17,623

Borrowings
Currency swaps	—	63,823	12,606	76,429
Interest rate swaps	—	2,208	18	2,226

	—	66,031	12,624	78,655

Other assets/liabilities
Currency swaps	—	556	—	556
Interest rate swaps	—	224	—	224

	—	780	—	780

Total derivative liabilities	$—	$97,794	$12,624	$110,418

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three months ended September 30, 2010 and September 30, 2009:

In millions of U.S. dollars
	Three Months Ended September 30, 2010			Three Months Ended September 30, 2009
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$714	$(9)	$705	$18	$(19)	$(1)
Total realized/unrealized gains or (losses) in:
Net income	102	26	128	(290)	8	(282)
Other comprehensive income	725	—	725	719	—	719
Issuances	( *)	*	( *)	*	—	*
Settlements	(99)	—	(99)	(5)	—	(5)
Transfers in (out), net	(2)	—	(2)	45	—	45

End of the period	$1,440	$17	$1,457	$487	$(11)	$476

*	Indicates amount less than $0.5 million.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

Unrealized gains or losses included in income for the three months ended September 30, 2010 and September 30, 2009, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2010	2009
Condensed Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$128	$(320)

The table below provides the details of all gross inter-level transfers during the three months ended September 30, 2010:

In millions of U.S. dollars
	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$2	$(2)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

NOTE F—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, Long-Term Income Portfolio (LTIP) adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 5, 2010, IBRD’s Executive Directors approved the allocation of $281 million of the net income earned in the fiscal year ended June 30, 2010 to the General Reserve. In addition, the Executive Directors also approved a reduction in Pension Reserve by $32 million, a reduction in Restricted Retained Earnings by $12 million, and an increase in the LTIP Reserve by $80 million.

On August 9, 2010, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

Subsequent event: On October 8, 2010, IBRD’s Board of Governors approved the immediate transfer of $383 million to the International Development Association (IDA) and $100 million to Surplus, from the net income earned in the fiscal year ended June 30, 2010. The transfer to IDA was made on October 13, 2010.

Retained earnings comprise the following elements at September 30, 2010 and June 30, 2010:

In millions of U.S. dollars
	September 30, 2010	June 30, 2010
Special Reserve	$293	$293
General Reserve	25,951	25,670
Pension Reserve	1,248	1,280
Surplus	202	257
LTIP Reserve	116	36
Cumulative fair value adjustments[a]	436	1,475
Unallocated Net Income (Loss)	635	(239)
Restricted Retained Earnings	9	21

Total	$28,890	$28,793

a.	Applicable to non-trading portfolios reported at fair value.

NOTE G—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)    27

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2010 and September 30, 2009:

In millions of U.S. dollars
	Three Months Ended September 30, 2010				Three Months Ended September 30, 2009
	SRP	RSBP		PEBP	SRP	RSBP		PEBP
Benefit Costs
Service cost	$69	$14		$5	$55	$11		$4
Interest cost	157	26		7	164	25		6
Expected return on plan assets	(182)	(24)		—	(190)	(23)		—
Amortization of prior service cost (credit)	2	(	*)	*	2	(	*)	*
Amortization of unrecognized net loss	29	9		3	17	7		3

Net periodic pension cost of which:	$75	$25		$15	$48	$20		$13

IBRD’s Share	$36	$12		$7	$23	$10		$6
IDA’s Share	$39	$13		$8	$25	$10		$7

*	Indicates amount less than $0.5 million.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At September 30, 2010 and June 30, 2010, IBRD had the following (payables to) receivables from its affiliated organizations.

In millions of U.S. dollars
	September 30, 2010
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$292	$4,213	$(4,108)	$(1,070)	$(673)
IFC	50	20	—	—	(89)	(19)
MIGA	—	3	—	—	(4)	(1)

	$50	$315	$4,213	$(4,108)	$(1,163)	$(693)

In millions of U.S. dollars
	June 30, 2010
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$357	$4,144	$(4,087)	$(1,088)	$(674)
IFC	50	25	—	—	(86)	(11)
MIGA	—	3	—	—	(4)	(1)

	$50	$385	$4,144	$(4,087)	$(1,178)	$(686)

a.	For details on derivative transactions relating to the client operations, see Note E—Derivative Instruments.

The (payables to) receivables from these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for Administrative Services	Other assets
Receivables (payables) for Derivative Transactions	Derivative assets/liabilities – Client operations
Payable for Pension and Other Postretirement Benefits	Other liabilities

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At September 30, 2010, the loan balance under this facility amounted to $50 million at a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

Administrative expenses

For the three months ended September 30, 2010, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $282 million ($255 million—September 30, 2009). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula, and amounts are settled quarterly.

Other income

For the three months ended September 30, 2010 and September 30, 2009, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended September 30,
	2010	2009
Fees charged to IFC	$14	$14
Fees charged to MIGA	2	2

NOTE I—COMPREHENSIVE INCOME / LOSS

Comprehensive income comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 2010 and September 30, 2009:

In millions of U.S. dollars
	Accumulated Other Comprehensive Income / Loss Three months Ended September 30, 2010
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$223	$500	$(510)	$(3,219)	$(37)	$(3,043)
Changes from period activity	501	—	(4)	41	2	540

Balance, end of the period	$724	$500	$(514)	$(3,178)	$(35)	$(2,503)

In millions of U.S. dollars
	Accumulated Other Comprehensive Income / Loss Three months Ended September 30, 2009
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	179	—	(5)	27	1	202

Balance, end of the period	$1,039	$500	$(510)	$(2,468)	$(42)	$(1,481)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)    29

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS—(Continued)

NOTE J—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2010 and June 30, 2010.

In millions of U.S. dollars
	September 30, 2010			June 30, 2010
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$1,411	$1,411		$1,803	$1,803
Investments	31,755	31,755		36,301	36,301
Net Loans Outstanding	125,455	126,329		118,104	117,936
Derivative Assets
Investments	15,908	15,908		13,249	13,249
Client operations	19,505	19,505		17,633	17,633
Borrowings	91,996	91,996		87,457	87,457
Other Asset/Liability	4,081	4,081		3,287	3,287
Borrowings	132,025	132,007	[a]	128,577	128,563	[a]
Derivative Liabilities
Investments	16,856	16,856		13,360	13,360
Client operations	19,492	19,492		17,623	17,623
Borrowings	80,033	80,033		78,655	78,655
Other Asset/Liability	834	834		780	780

a.	Includes $18 million relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000 ($14 million — June 30, 2010).

Valuation Methods and Assumptions

As of September 30, 2010 and June 30, 2010, IBRD had no assets or liabilities measured at fair value on non recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note B

Loans and guarantees: See Note C

Borrowings: See Note D

Derivative instruments: See Note E

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three months ended September 30, 2010 and September 30, 2009.

In millions of U.S. dollars
	Three months Ended September 30,
	2010	2009
Fair value adjustments, net— (losses) gains:
Borrowings—Note D	$(1,244)	$(990)
Derivatives—Note E
Borrowings derivatives	436	(176)
Other assets/liabilities derivatives	656	359
Client operations derivatives	(* )	1
Loan—Note C	4	9

Total	$(148)	$(797)

*	Indicates amount less than $0.5 million.

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2010 (UNAUDITED)

KPMG LLP
2001 M Street, NW
Washington, DC 20036-3389

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2010, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2010 and 2009. These condensed interim financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2010, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2010, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2010 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

November 11, 2010

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

31

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	MTBOC
	Australian Dollar
	BOND/SELL AUD/IBRD/GDIF/0720AUD01.00	0000010251	AUD	5,000,000	4,239,250	15-Jun-2010	6-Jul-2010	6-Jul-2020
	BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010267	AUD	25,000,000	21,031,250	22-Jun-2010	1-Jul-2010	15-Feb-2017
	BOND/SELL AUD/IBRD/GDIF/0115AUD05.05	0000010269	AUD	30,000,000	26,485,500	23-Jun-2010	15-Jul-2010	15-Jan-2015
	BOND/SELL AUD/IBRD/GDIF/0114AUD04.50	0000010272	AUD	27,000,000	24,175,800	24-Jun-2010	28-Jul-2010	14-Jan-2014
	BOND/SELL AUD/IBRD/GDIF/0722AUD00.50	0000010294	AUD	7,000,000	6,324,500	6-Jul-2010	29-Jul-2010	29-Jul-2022
	BOND/SELL AUD/IBRD/GDIF/0215AUD04.88	0000010325	AUD	30,000,000	26,787,000	26-Jul-2010	17-Aug-2010	17-Feb-2015
	BOND/SELL AUD/IBRD/GDIF/0820AUD00.50	0000010329	AUD	10,000,000	8,879,500	29-Jul-2010	26-Aug-2010	26-Aug-2020
	BOND/SELL AUD/IBRD/GDIF/0214AUD04.20	0000010331	AUD	32,000,000	28,414,400	29-Jul-2010	26-Aug-2010	14-Feb-2014
	BOND/SELL AUD/IBRD/GDIF/0820AUD00.50A	0000010333	AUD	6,000,000	5,465,700	30-Jul-2010	10-Aug-2010	10-Aug-2020
	BOND/SELL AUD/IBRD/GDIF/0914AUD04.26	0000010356	AUD	30,000,000	28,119,000	25-Aug-2010	16-Sep-2010	16-Sep-2014
	BOND/SELL AUD/IBRD/GDIF/0314AUD03.96	0000010357	AUD	19,000,000	18,277,050	26-Aug-2010	28-Sep-2010	14-Mar-2014
	BOND/SELL AUD/IBRD/GDIF/0914AUD04.30	0000010362	AUD	18,400,000	17,699,880	8-Sep-2010	28-Sep-2010	29-Sep-2014
	BOND/SELL AUD/IBRD/GDIF/0920AUD00.50	0000010368	AUD	20,300,000	19,501,195	10-Sep-2010	27-Sep-2010	18-Sep-2020
	BOND/SELL AUD/IBRD/GDIF/1020AUD05.75	0000010380	AUD	700,000,000	662,795,000	21-Sep-2010	1-Oct-2010	1-Oct-2020
	BOND/SELL AUD/IBRD/GDIF/0415AUD04.84	0000010382	AUD	30,000,000	28,597,500	24-Sep-2010	18-Oct-2010	20-Apr-2015
	BOND/SELL AUD/IBRD/GDIF/0820AUD00.50A	0000010385	AUD	6,000,000	5,771,700	28-Sep-2010	13-Oct-2010	10-Aug-2020

	Total By Currency			995,700,000	932,564,225

	Brazilian Real
	BOND/SELL BRL/IBRD/GDIF/0814BRL08.28	0000010319	BRL	200,000,000	113,536,374	20-Jul-2010	27-Aug-2010	28-Aug-2014
	BOND/SELL BRL/IBRD/GDIF/0914BRL07.50	0000010352	BRL	200,000,000	116,965,904	20-Aug-2010	28-Sep-2010	26-Sep-2014

	Total By Currency			400,000,000	230,502,278

	Chilean Peso
	BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010340	CLP	15,000,000,000	29,271,148	4-Aug-2010	11-Aug-2010	21-Feb-2013

	Total By Currency			15,000,000,000	29,271,148

1 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	Columbian Peso
	BOND/SELL COP/IBRD/GDIF/0213COP05.75	0000010348	COP	50,000,000,000	27,586,207	12-Aug-2010	19-Aug-2010	14-Feb-2013
	BOND/SELL COP/IBRD/GDIF/0912COP07.00	0000010363	COP	40,000,000,000	22,131,238	8-Sep-2010	16-Sep-2010	10-Sep-2012

	Total By Currency			90,000,000,000	49,717,445

	Hungarian Forint
	BOND/SELL HUF/IBRD/GDIF/0517HUF05.50	0000010268	HUF	400,000,000	1,720,800	23-Jun-2010	1-Jul-2010	19-May-2017

	Total By Currency			400,000,000	1,720,800

	Japanese Yen
	BOND/SELL JPY/IBRD/GDIF/0730JPYSTR01	0000010311	JPY	100,000,000	1,151,941	13-Jul-2010	29-Jul-2010	29-Jul-2030
	BOND/SELL JPY/IBRD/GDIF/0230JPYSTR	0000010381	JPY	1,000,000,000	11,821,728	22-Sep-2010	12-Oct-2010	7-Feb-2030

	Total By Currency			1,100,000,000	12,973,669

	Mexican Peso
	BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010276	MXN	250,000,000	19,245,129	24-Jun-2010	7-Jul-2010	14-Dec-2012
	BOND/SELL MXN/IBRD/GDIF/0713MXN05.00	0000010296	MXN	1,000,000,000	78,862,487	6-Jul-2010	15-Jul-2010	1-Jul-2013
	BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010339	MXN	200,000,000	15,787,812	2-Aug-2010	10-Aug-2010	14-Dec-2012
	BOND/SELL MXN/IBRD/GDIF/0713MXN05.00	0000010345	MXN	250,000,000	19,846,783	11-Aug-2010	18-Aug-2010	1-Jul-2013
	BOND/SELL MXN/IBRD/GDIF/0320MXN07.50	0000010367	MXN	150,000,000	11,751,065	9-Sep-2010	20-Sep-2010	5-Mar-2020
	BOND/SELL MXN/IBRD/GDIF/1012MXN04.25	0000010373	MXN	250,000,000	19,423,510	15-Sep-2010	1-Oct-2010	1-Oct-2012

	Total By Currency			2,100,000,000	164,916,786

	Malaysian Ringgit
	BOND/SELL MYR/IBRD/GDIF/0613MYR01.75	0000010283	MYR	200,000,000	62,392,762	24-Jun-2010	6-Jul-2010	24-Jun-2013
	BOND/SELL MYR/IBRD/GDIF/0613MYR01.75	0000010312	MYR	60,000,000	18,604,651	12-Jul-2010	19-Jul-2010	24-Jun-2013
	BOND/SELL MYR/IBRD/GDIF/0613MYR01.75	0000010364	MYR	40,000,000	12,894,907	8-Sep-2010	17-Sep-2010	24-Jun-2013

	Total By Currency			300,000,000	93,892,320

2 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	Norwegian Krone
	BOND/SELL NOK/IBRD/GDIF/0620NOK03.625	0000010377	NOK	80,000,000	13,459,403	16-Sep-2010	23-Sep-2010	22-Jun-2020

	Total By Currency			80,000,000	13,459,403

	New Zealand Dollar
	BOND/SELL NZD/IBRD/GDIF/0720NZD00.50	0000010262	NZD	7,000,000	4,848,550	21-Jun-2010	6-Jul-2010	6-Jul-2020
	BOND/SELL NZD/IBRD/GDIF/0114NZD03.96	0000010275	NZD	11,000,000	8,022,850	24-Jun-2010	28-Jul-2010	14-Jan-2014
	BOND/SELL NZD/IBRD/GDIF/1214NZD05.375	0000010321	NZD	125,000,000	90,981,250	21-Jul-2010	29-Jul-2010	15-Dec-2014
	BOND/SELL NZD/IBRD/GDIF/0214NZD03.72	0000010332	NZD	4,000,000	2,815,000	29-Jul-2010	26-Aug-2010	14-Feb-2014
	BOND/SELL NZD/IBRD/GDIF/0314NZD03.24	0000010358	NZD	15,000,000	11,022,750	26-Aug-2010	28-Sep-2010	14-Mar-2014

	Total By Currency			162,000,000	117,690,400

	Polish Zloty
	BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000010355	PLN	50,000,000	16,052,910	24-Aug-2010	1-Sep-2010	31-Jul-2012

	Total By Currency			50,000,000	16,052,910

	Romanian Lei
	BOND/SELL RON/IBRD/GDIF/0712RON05.25	0000010302	RON	100,000,000	30,397,909	9-Jul-2010	16-Jul-2010	16-Jul-2012
	BOND/SELL RON/IBRD/GDIF/0712RON05.25	0000010372	RON	80,000,000	25,144,581	15-Sep-2010	22-Sep-2010	16-Jul-2012

	Total By Currency			180,000,000	55,542,490

	Russian Rouble
	BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010271	RUB	500,000,000	16,015,990	23-Jun-2010	1-Jul-2010	11-Dec-2013
	BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010292	RUB	500,000,000	16,214,446	2-Jul-2010	12-Jul-2010	11-Dec-2013
	BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010318	RUB	500,000,000	16,536,852	20-Jul-2010	27-Jul-2010	11-Dec-2013
	BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010354	RUB	850,000,000	27,660,492	24-Aug-2010	1-Sep-2010	11-Dec-2013
	BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010361	RUB	650,000,000	21,059,111	2-Sep-2010	10-Sep-2010	11-Dec-2013
	BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010383	RUB	2,000,000,000	64,634,974	24-Sep-2010	4-Oct-2010	16-Sep-2013

	Total By Currency			5,000,000,000	162,121,865

3 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	Singapore Dollars
	BOND/SELL SGD/IBRD/GDIF/0815SGD01.00	0000010327	SGD	15,000,000	11,092,213	28-Jul-2010	18-Aug-2010	18-Aug-2015

	Total By Currency			15,000,000	11,092,213

	Turkish Lira
	BOND/SELL TRY/IBRD/GDIF/0413TRY09.00	0000010286	TRY	35,000,000	22,198,262	25-Jun-2010	2-Jul-2010	22-Apr-2013
	BOND/SELL TRY/IBRD/GDIF/0413TRY09.00	0000010295	TRY	35,000,000	22,475,518	6-Jul-2010	13-Jul-2010	22-Apr-2013
	BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000010322	TRY	50,000,000	33,098,335	22-Jul-2010	29-Jul-2010	24-Aug-2012
	BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000010359	TRY	35,000,000	23,037,683	31-Aug-2010	8-Sep-2010	24-Aug-2012
	BOND/SELL TRY/IBRD/GDIF/0413TRY09.00	0000010369	TRY	35,000,000	23,400,415	13-Sep-2010	20-Sep-2010	22-Apr-2013
	BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000010378	TRY	30,000,000	20,327,958	21-Sep-2010	27-Sep-2010	25-Jan-2013
	BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000010379	TRY	50,000,000	33,500,838	21-Sep-2010	4-Oct-2010	4-Oct-2013

	Total By Currency			270,000,000	178,039,009

	United States Dollar
	BOND/SELL USD/IBRD/GDIF/0712USDSTR02	0000010265	USD	1,000,000,000	1,000,000,000	21-Jun-2010	6-Jul-2010	6-Jul-2012
	BOND/SELL USD/IBRD/GDIF/0715USDSTR	0000010270	USD	10,000,000	10,000,000	23-Jun-2010	16-Jul-2010	16-Jul-2015
	BOND/SELL USD/IBRD/GDIF/0714USD01.02	0000010274	USD	11,000,000	11,000,000	24-Jun-2010	28-Jul-2010	14-Jul-2014
	BOND/SELL USD/IBRD/GDIF/0725USDSTR	0000010285	USD	35,000,000	35,000,000	25-Jun-2010	2-Jul-2010	2-Jul-2025
	BOND/SELL USD/IBRD/GDIF/0713USDSTR04	0000010293	USD	100,000,000	100,000,000	2-Jul-2010	19-Jul-2010	19-Jul-2013
	BOND/SELL USD/IBRD/GDIF/0712USD00.80	0000010299	USD	1,000,000,000	1,000,000,000	8-Jul-2010	15-Jul-2010	13-Jul-2012
	BOND/SELL USD/IBRD/GDIF/0713USDSTR05	0000010317	USD	150,000,000	150,000,000	16-Jul-2010	26-Jul-2010	26-Jul-2013
	BOND/SELL USD/IBRD/GDIF/0720USDSTR01	0000010323	USD	30,000,000	30,000,000	22-Jul-2010	29-Jul-2010	29-Jul-2020
	BOND/SELL USD/IBRD/GDIF/0915USD01.375	0000010344	USD	50,000,000	50,000,000	11-Aug-2010	1-Sep-2010	1-Sep-2015
	BOND/SELL USD/IBRD/GDIF/0815USDSTR	0000010347	USD	9,000,000	9,000,000	12-Aug-2010	19-Aug-2010	19-Aug-2015
	BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010350	USD	2,000,000,000	2,000,000,000	18-Aug-2010	25-Aug-2010	25-Aug-2014
	BOND/SELL USD/IBRD/GDIF/0825USDSTR	0000010353	USD	19,000,000	19,000,000	20-Aug-2010	27-Aug-2010	27-Aug-2025
	BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010360	USD	750,000,000	750,000,000	31-Aug-2010	8-Sep-2010	25-Aug-2014
	BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010371	USD	1,250,000,000	1,250,000,000	15-Sep-2010	22-Sep-2010	25-Aug-2014

	Total By Currency			6,414,000,000	6,414,000,000

4 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	South African Rand
	BOND/SELL ZAR/IBRD/GDIF/0818ZAR00.50	0000010307	ZAR	54,650,000	7,522,419	13-Jul-2010	2-Aug-2010	2-Aug-2018
	BOND/SELL ZAR/IBRD/GDIF/0920ZAR00.50	0000010349	ZAR	52,890,000	7,273,352	13-Aug-2010	2-Sep-2010	2-Sep-2020
	BOND/SELL ZAR/IBRD/GDIF/1015ZAR00.50	0000010386	ZAR	2,100,000,000	299,081,393	28-Sep-2010	5-Oct-2010	15-Oct-2015

	Total By Currency			2,207,540,000	313,877,164

MTBOC Total					8,797,434,125

MTBOZ
	United States Dollar
	BOND/SELL USD/IBRD/GDIF/0740USDSTR	0000010284	USD	45,110,570	45,110,570	25-Jun-2010	9-Jul-2010	9-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR01	0000010287	USD	45,110,570	45,110,570	25-Jun-2010	9-Jul-2010	9-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR02	0000010288	USD	45,110,570	45,110,570	25-Jun-2010	9-Jul-2010	9-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR03	0000010303	USD	43,219,424	43,219,424	12-Jul-2010	26-Jul-2010	26-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR04	0000010304	USD	43,219,424	43,219,424	12-Jul-2010	26-Jul-2010	26-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR05	0000010305	USD	43,219,424	43,219,424	12-Jul-2010	26-Jul-2010	26-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR06	0000010308	USD	43,219,424	43,219,424	13-Jul-2010	27-Jul-2010	27-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR07	0000010309	USD	43,219,424	43,219,424	13-Jul-2010	27-Jul-2010	27-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR08	0000010310	USD	43,219,424	43,219,424	13-Jul-2010	27-Jul-2010	27-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0715USDSTR02	0000010313	USD	50,000,000	50,000,000	13-Jul-2010	27-Jul-2010	27-Jul-2015
	BOND/SELL USD/IBRD/GDIF/0940USDSTR	0000010370	USD	192,000,000	192,000,000	15-Sep-2010	28-Sep-2010	28-Sep-2040

	Total By Currency			636,648,251	636,648,251

MTBOZ Total					636,648,251

Grand Total					9,434,082,376

5 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
	MTBOC
	Australian Dollar
	BOND/SELL AUD/IBRD/GDIF/0710AUD00.50	0000006443	AUD	(15,000,000)	(13,265,250)	17-Jul-2003	21-Jul-2010
	BOND/SELL AUD/IBRD/GDIF/0810AUD05.02	0000007181	AUD	(50,000,000)	(45,137,500)	11-Aug-2005	11-Aug-2010
	BOND/SELL AUD/IBRD/GDIF/0810AUD04.52	0000007193	AUD	(35,000,000)	(30,922,500)	25-Aug-2005	25-Aug-2010
	BOND/SELL AUD/IBRD/GDIF/0910AUD05.02	0000007406	AUD	(60,000,000)	(55,965,000)	13-Mar-2006	13-Sep-2010
	BOND/SELL AUD/IBRD/GDIF/0910AUD05.46	0000007569	AUD	(109,000,000)	(104,852,550)	28-Sep-2006	28-Sep-2010
	BOND/SELL AUD/IBRD/GDIF/0810AUD05.80	0000007716	AUD	(50,000,000)	(45,137,500)	8-Feb-2007	11-Aug-2010
	BOND/SELL AUD/IBRD/GDIF/0710AUD06.02	0000008116	AUD	(1,932,000)	(1,732,811)	26-Jul-2007	26-Jul-2010
	BOND/SELL AUD/IBRD/GDIF/0910AUD06.00	0000008235	AUD	(20,000,000)	(19,213,000)	27-Sep-2007	27-Sep-2010
	BOND/SELL AUD/IBRD/GDIF/0710AUD06.18	0000008622	AUD	(20,000,000)	(17,908,000)	29-Jan-2008	28-Jul-2010
	BOND/SELL AUD/IBRD/GDIF/0710AUD06.96	0000009036	AUD	(44,500,000)	(37,729,325)	2-Jul-2008	6-Jul-2010
	BOND/SELL AUD/IBRD/GDIF/0710AUD07.00	0000009040	AUD	(52,000,000)	(45,565,000)	17-Jul-2008	20-Jul-2010
	BOND/SELL AUD/IBRD/GDIF/0710AUD06.60	0000009047	AUD	(17,600,000)	(15,901,600)	29-Jul-2008	29-Jul-2010
	BOND/SELL AUD/IBRD/GDIF/0810AUD06.25	0000009107	AUD	(53,000,000)	(47,845,750)	11-Aug-2008	11-Aug-2010
	BOND/SELL AUD/IBRD/GDIF/0810AUD06.48	0000009114	AUD	(71,000,000)	(65,124,750)	6-Aug-2008	6-Aug-2010
	BOND/SELL AUD/IBRD/GDIF/0810AUD06.33	0000009132	AUD	(15,000,000)	(13,448,250)	21-Aug-2008	23-Aug-2010
	BOND/SELL AUD/IBRD/GDIF/0810AUD05.85	0000009167	AUD	(13,700,000)	(12,173,135)	29-Aug-2008	27-Aug-2010
	BOND/SELL AUD/IBRD/GDIF/0910AUD05.66	0000009199	AUD	(56,200,000)	(52,038,390)	10-Sep-2008	10-Sep-2010
	BOND/SELL AUD/IBRD/GDIF/0910AUD05.50	0000009207	AUD	(1,200,000)	(1,143,900)	25-Sep-2008	24-Sep-2010
	BOND/SELL AUD/IBRD/GDIF/0910AUD05.52	0000009235	AUD	(20,000,000)	(19,213,000)	25-Sep-2008	27-Sep-2010
	BOND/SELL AUD/IBRD/GDIF/0710AUD05.94	0000008091	AUD	(17,910,000)	(16,063,479)	26-Jul-2007	26-Jul-2010
	BOND/SELL AUD/IBRD/GDIF/0810AUD05.94	0000008183	AUD	(13,835,000)	(12,284,788)	29-Aug-2007	26-Aug-2010

	Total By Currency			(736,877,000)	(672,665,478)

	Brazilian Real
	BOND/SELL BRL/IBRD/GDIF/0810BRL12.25	0000009095	BRL	(100,000,000)	(56,886,057)	4-Aug-2008	4-Aug-2010

	Total By Currency			(100,000,000)	(56,886,057)

	Canadian Dollar
	BOND/SELL CAD/IBRD/GDIF/0810CAD04.12	0000006483	CAD	(46,000,000)	(44,950,408)	30-Jul-2003	3-Aug-2010

	Total By Currency			(46,000,000)	(44,950,408)

6 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

	Columbian Peso
	BOND/SELL COP/IBRD/MLT/0910COPSTR	0000006731	COP	(535,600,000,000)	(297,530,761)	30-Mar-2004	30-Sep-2010

	Total By Currency			(535,600,000,000)	(297,530,761)

	Euro Currency
	BOND/SELL EUR/IBRD/GDIF/0810EURSTR	0000007101	EUR	(30,000,000)	(39,010,500)	1-Aug-2005	1-Aug-2010
	BOND/SELL EUR/IBRD/GDIF/0710EUR03.92	0000009034	EUR	(3,000,000)	(3,773,400)	2-Jul-2008	6-Jul-2010
	BOND/SELL EUR/IBRD/GDIF/0810EUR03.83	0000009113	EUR	(2,300,000)	(3,028,295)	6-Aug-2008	6-Aug-2010
	BOND/SELL EUR/IBRD/GDIF/0910EUR03.44	0000009197	EUR	(3,500,000)	(4,454,625)	10-Sep-2008	10-Sep-2010

	Total By Currency			(38,800,000)	(50,266,820)

	Pounds Sterling
	BOND/SELL GBP/IBRD/MLT/0910GBP09.50	0000000160	GBP	(100,000,000)	(157,085,000)	24-Jul-1985	24-Sep-2010

	Total By Currency			(100,000,000)	(157,085,000)

	Hong Kong Dollar
	BOND/SELL HKD/IBRD/GDIF/0910HKD07.40	0000004764	HKD	(100,000,000)	(12,875,315)	14-Sep-2000	14-Sep-2010
	BOND/SELL HKD/IBRD/GDIF/0710HKDFRN01	0000009394	HKD	(1,500,000,000)	(192,893,793)	12-Jan-2009	12-Jul-2010

	Total By Currency			(1,600,000,000)	(205,769,108)

	Hungarian Forint
	BOND/SELL HUF/IBRD/GDIF/0810HUF05.00	0000007166	HUF	(2,000,000,000)	(9,494,873)	9-Aug-2005	9-Aug-2010
	BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008058	HUF	(3,250,000,000)	(14,241,893)	5-Jul-2007	5-Jul-2010
	BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008122	HUF	(1,000,000,000)	(4,382,121)	20-Jul-2007	5-Jul-2010
	BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008161	HUF	(1,000,000,000)	(4,382,121)	6-Aug-2007	5-Jul-2010
	BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008202	HUF	(250,000,000)	(1,095,530)	21-Aug-2007	5-Jul-2010

7 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
	BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008253	HUF	(500,000,000)	(2,191,060)	18-Sep-2007	5-Jul-2010

	Total By Currency			(8,000,000,000)	(35,787,598)

	Malaysian Ringgits
	BOND/SELL MYR/IBRD/GDIF/0710MYR02.75	0000008106	MYR	(70,000,000)	(21,837,467)	17-Jul-2007	6-Jul-2010
	BOND/SELL MYR/IBRD/GDIF/0710MYR02.75	0000008263	MYR	(80,000,000)	(24,957,105)	26-Sep-2007	6-Jul-2010
	BOND/SELL MYR/IBRD/GDIF/0710MYR02.75	0000008933	MYR	(30,000,000)	(9,358,914)	23-May-2008	6-Jul-2010

	Total By Currency			(180,000,000)	(56,153,486)

	New Turkish Lira
	BOND/SELL TRY/IBRD/GDIF/0710TRY19.00	0000009058	TRY	(100,000,000)	(65,402,224)	21-Jul-2008	21-Jul-2010

	Total By Currency			(100,000,000)	(65,402,224)

	New Zealand Dollar
	BOND/SELL NZD/IBRD/GDIF/0910NZD07.02	0000008219	NZD	(5,000,000)	(3,658,000)	13-Sep-2007	13-Sep-2010
	BOND/SELL NZD/IBRD/GDIF/0910NZD06.90	0000008661	NZD	(30,000,000)	(21,871,500)	14-Feb-2008	21-Sep-2010
	BOND/SELL NZD/IBRD/GDIF/0910NZD07.02A	0000008698	NZD	(30,000,000)	(22,164,000)	3-Mar-2008	30-Sep-2010
	BOND/SELL NZD/IBRD/GDIF/0710NZD06.71	0000009033	NZD	(8,500,000)	(5,887,525)	2-Jul-2008	6-Jul-2010
	BOND/SELL NZD/IBRD/GDIF/0710NZD06.62	0000009068	NZD	(3,000,000)	(2,183,550)	30-Jul-2008	29-Jul-2010
	BOND/SELL NZD/IBRD/GDIF/0810NZD06.37	0000009112	NZD	(12,600,000)	(9,195,480)	6-Aug-2008	6-Aug-2010
	BOND/SELL NZD/IBRD/GDIF/0810NZD05.88	0000009139	NZD	(25,000,000)	(17,593,750)	28-Aug-2008	26-Aug-2010
	BOND/SELL NZD/IBRD/GDIF/0910NZD06.30	0000009168	NZD	(6,000,000)	(4,368,900)	11-Sep-2008	10-Sep-2010
	BOND/SELL NZD/IBRD/GDIF/0910NZD06.24	0000009200	NZD	(8,600,000)	(6,262,090)	10-Sep-2008	10-Sep-2010

	Total By Currency			(128,700,000)	(93,184,795)

	United States Dollar
	BOND/SELL USD/IBRD/COLTS/0910USD08.22	0000000453	USD	(1,300,000)	(1,300,000)	23-Feb-1987	15-Sep-2010
	BOND/SELL USD/IBRD/GDIF/0710USD04.80	0000007523	USD	(77,000,000)	(77,000,000)	26-Jul-2006	26-Jul-2010
	BOND/SELL USD/IBRD/GDIF/0910USD04.46	0000007578	USD	(2,000,000)	(2,000,000)	27-Sep-2006	27-Sep-2010
	BOND/SELL USD/IBRD/GDIF/0710USD05.15	0000008113	USD	(10,000,000)	(10,000,000)	25-Jul-2007	26-Jul-2010
	BOND/SELL USD/IBRD/GDIF/0710USD05.11	0000008114	USD	(10,000,000)	(10,000,000)	26-Jul-2007	26-Jul-2010

8 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/GDIF/0910USD03.88	0000008213	USD	(20,000,000)	(20,000,000)	4-Sep-2007	2-Sep-2010
	BOND/SELL USD/IBRD/GDIF/0710USD03.06	0000008420	USD	(10,000,000)	(10,000,000)	13-Dec-2007	20-Jul-2010
	BOND/SELL USD/IBRD/GDIF/0810USD03.06	0000008593	USD	(16,000,000)	(16,000,000)	17-Jan-2008	20-Aug-2010
	BOND/SELL USD/IBRD/GDIF/0710USD02.81	0000009035	USD	(33,500,000)	(33,500,000)	2-Jul-2008	6-Jul-2010
	BOND/SELL USD/IBRD/GDIF/0810USD02.60	0000009115	USD	(61,000,000)	(61,000,000)	6-Aug-2008	6-Aug-2010
	BOND/SELL USD/IBRD/GDIF/0810USD02.55	0000009144	USD	(11,800,000)	(11,800,000)	20-Aug-2008	20-Aug-2010
	BOND/SELL USD/IBRD/GDIF/0910USD02.34	0000009198	USD	(58,400,000)	(58,400,000)	10-Sep-2008	10-Sep-2010

	Total By Currency			(311,000,000)	(311,000,000)

	Gold
	BOND/SELL XAU/IBRD/CB/0810XAU0.30	0000009483	XAU	(32,150)	(39,979,329)	26-Feb-2009	26-Aug-2010
	BOND/SELL XAU/IBRD/CB/0910XAU0.30	0000009484	XAU	(64,300)	(80,108,155)	5-Mar-2009	7-Sep-2010
	BOND/SELL XAU/IBRD/CB/0910XAU0.30A	0000009485	XAU	(32,150)	(41,155,215)	19-Mar-2009	20-Sep-2010
	BOND/SELL XAU/IBRD/CB/0810XAU0.30A	0000009491	XAU	(102,014)	(125,436,516)	20-Feb-2009	20-Aug-2010

				(230,614)	(286,679,215)

	South African Rand
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR13.000	0000004707	ZAR	(100,000,000)	(13,504,389)	29-Aug-2000	31-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR08.85	0000006804	ZAR	(65,000,000)	(8,974,925)	10-Aug-2004	10-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR08.70	0000006821	ZAR	(65,000,000)	(9,056,330)	31-Aug-2004	10-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR08.34	0000006827	ZAR	(85,000,000)	(11,842,894)	14-Sep-2004	10-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR08.25	0000007534	ZAR	(450,000,000)	(60,902,576)	24-Jul-2006	26-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR07.80	0000007836	ZAR	(66,000,000)	(9,195,659)	19-Apr-2007	10-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR07.80A	0000007856	ZAR	(80,000,000)	(11,146,253)	8-May-2007	10-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR08.82	0000008046	ZAR	(180,000,000)	(24,853,640)	17-Jul-2007	10-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.54	0000008182	ZAR	(100,000,000)	(13,932,816)	4-Sep-2007	10-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.60	0000008551	ZAR	(170,000,000)	(23,472,882)	17-Jan-2008	10-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.60A	0000008615	ZAR	(180,000,000)	(24,853,640)	7-Feb-2008	10-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.60	0000008669	ZAR	(100,000,000)	(13,932,816)	21-Feb-2008	10-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.90	0000008848	ZAR	(120,000,000)	(16,719,379)	24-Apr-2008	10-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR09.90	0000008856	ZAR	(30,000,000)	(4,072,546)	24-Apr-2008	28-Jul-2010

9 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR10.50	0000008951	ZAR	(127,750,000)	(17,447,538)	26-Jun-2008	27-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR10.90	0000008981	ZAR	(52,500,000)	(6,799,109)	30-Jun-2008	1-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR11.50	0000009017	ZAR	(20,000,000)	(2,650,130)	16-Jul-2008	16-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR11.34	0000009038	ZAR	(100,000,000)	(13,807,578)	24-Jul-2008	10-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR11.02	0000009066	ZAR	(150,000,000)	(20,552,168)	29-Jul-2008	29-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR10.50	0000009079	ZAR	(215,000,000)	(29,423,035)	13-Aug-2008	16-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR11.04	0000009082	ZAR	(50,000,000)	(6,903,789)	14-Aug-2008	10-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR10.38	0000009088	ZAR	(235,000,000)	(30,796,650)	30-Jul-2008	20-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.70	0000009116	ZAR	(119,000,000)	(16,119,638)	26-Aug-2008	27-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR10.15	0000009117	ZAR	(110,000,000)	(14,865,869)	21-Aug-2008	24-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR08.50	0000009137	ZAR	(150,000,000)	(20,589,406)	13-Aug-2008	13-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR10.00	0000009138	ZAR	(150,000,000)	(20,589,406)	13-Aug-2008	13-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.50	0000009162	ZAR	(200,000,000)	(28,518,262)	25-Sep-2008	27-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.50A	0000009184	ZAR	(110,000,000)	(15,420,092)	17-Sep-2008	17-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.23	0000009234	ZAR	(35,700,000)	(5,090,510)	25-Sep-2008	27-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.72	0000009237	ZAR	(46,000,000)	(6,478,873)	29-Sep-2008	15-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR10.74	0000008916	ZAR	(452,000,000)	(59,935,026)	15-May-2008	15-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR11.41	0000009002	ZAR	(530,000,000)	(70,277,796)	25-Jun-2008	15-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0710ZAR13.375	0000004666	ZAR	(78,140,000)	(10,575,394)	24-Jul-2000	26-Jul-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR08.46	0000009333	ZAR	(44,880,000)	(6,128,385)	26-Nov-2008	26-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.75	0000008131	ZAR	(2,532,000,000)	(348,522,701)	2-Aug-2007	2-Aug-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR06.84	0000007241	ZAR	(403,000,000)	(56,149,248)	27-Sep-2005	10-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR08.04	0000009344	ZAR	(56,060,000)	(7,849,452)	12-Dec-2008	13-Sep-2010
	BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.85	0000009204	ZAR	(258,430,000)	(36,227,404)	18-Sep-2008	17-Sep-2010

	Total By Currency			(8,016,460,000)	(1,098,178,204)

MTBOC Total					(3,431,539,155)

MTBOZ

	United States Dollar
	BOND/SELL USD/IBRD/MLT/0810USD00.00	0000000482	USD	(18,000,000)	(18,000,000)	6-Mar-1985	15-Aug-2010

	Total By Currency			(18,000,000)	(18,000,000)

MTBOZ Total					(18,000,000)

Grand Total					(3,449,539,155)

10 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Early Retirement
	MTBOC
	Pound Sterling
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010326	GBP	7,744,000	12,241,715	2-Aug-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000010341	GBP	3,000,000	4,679,550	12-Aug-2010	7-Jun-2032

	Total By Currency			10,744,000	16,921,265

	Japanese Yen
	BOND/BUY JPY/IBRD/GDIF/0725JPYSTR	0000010291	JPY	1,600,000,000	18,215,973	28-Jul-2010	28-Jul-2025
	BOND/BUY JPY/IBRD/GDIF/0332JPYSTR58	0000010324	JPY	700,000,000	8,063,587	29-Jul-2010	25-Mar-2032
	BOND/BUY JPY/IBRD/GDIF/0822JPYSTR02	0000010342	JPY	500,000,000	5,925,926	24-Aug-2010	24-Aug-2022

	Total By Currency			2,800,000,000.00	32,205,486.20

	United States Dollar
	BOND/BUY USD/IBRD/GDIF/0719USDSTR	0000010282	USD	25,000,000	25,000,000	16-Jul-2010	16-Jul-2019
	BOND/BUY USD/IBRD/GDIF/0739USDSTR	0000010289	USD	30,000,000	30,000,000	20-Jul-2010	20-Jul-2039
	BOND/BUY USD/IBRD/GDIF/0739USDSTR01	0000010290	USD	30,000,000	30,000,000	20-Jul-2010	20-Jul-2039
	BOND/BUY USD/IBRD/GDIF/0824USDSTR	0000010316	USD	35,000,000	35,000,000	13-Aug-2010	13-Aug-2024
	BOND/BUY USD/IBRD/GDIF/0839USDSTR04	0000010328	USD	25,000,000	25,000,000	12-Aug-2010	12-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0839USDSTR06	0000010336	USD	25,000,000	25,000,000	19-Aug-2010	19-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0839USDSTR09	0000010338	USD	25,000,000	25,000,000	26-Aug-2010	26-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0319USDSTR	0000010351	USD	30,000,000	30,000,000	13-Sep-2010	12-Mar-2019

	Total By Currency			225,000,000.00	225,000,000.00

MTBOC Total					274,126,751

11 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Early Retirement
MTBOZ
	Euro
	BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000010376	EUR	33,383,774	44,527,278	23-Sep-2010	7-Nov-2016

				33,383,774	44,527,278

	United States Dollar
	BOND/BUY USD/IBRD/GDIF/0739USDSTR02	0000010297	USD	178,758,286	178,758,286	29-Jul-2010	29-Jul-2039
	BOND/BUY USD/IBRD/GDIF/0739USDSTR03	0000010298	USD	59,586,095	59,586,095	30-Jul-2010	30-Jul-2039
	BOND/BUY USD/IBRD/GDIF/0739USDSTR04	0000010300	USD	171,500,000	171,500,000	29-Jul-2010	29-Jul-2039
	BOND/BUY USD/IBRD/GDIF/0928USDSTR	0000010301	USD	64,750,549	64,750,549	7-Sep-2010	5-Sep-2028
	BOND/BUY USD/IBRD/GDIF/0839USDSTR02	0000010314	USD	113,898,506	113,898,506	3-Aug-2010	3-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0839USDSTR01	0000010315	USD	173,773,720	173,773,720	4-Aug-2010	4-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0839USDSTR03	0000010320	USD	175,751,209	175,751,209	9-Aug-2010	7-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0839USDSTR05	0000010334	USD	177,248,583	177,248,583	18-Aug-2010	18-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0839USDSTR07	0000010335	USD	57,434,912	57,434,912	20-Aug-2010	20-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0839USDSTR08	0000010337	USD	179,771,652	179,771,652	19-Aug-2010	19-Aug-2039
	BOND/BUY USD/IBRD/GDIF/0935USDSTR	0000010346	USD	132,287,324	132,287,324	7-Sep-2010	7-Sep-2035

	Total By Currency			1,484,760,835	1,484,760,835

MTBOZ Total					1,529,288,112

Grand Total					1,803,414,863.89

12 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (ST) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	Discount Notes
	United States Dollar
	BOND/IBRDUS010JAN11	0010132233	USD	75,000,000	75,000,000	7-Jul-2010	9-Jul-2010	10-Jan-2011
	BOND/IBRDUS010JAN11	0010132612	USD	100,000,000	100,000,000	9-Jul-2010	12-Jul-2010	10-Jan-2011
	BOND/IBRDUS009SEP10	0010132669	USD	71,100,000	71,100,000	9-Jul-2010	9-Jul-2010	9-Sep-2010
	BOND/IBRDUS014JAN11	0010132702	USD	100,000,000	100,000,000	12-Jul-2010	12-Jul-2010	14-Jan-2011
	BOND/IBRDUS004OCT10	0010133616	USD	50,000,000	50,000,000	13-Jul-2010	14-Jul-2010	4-Oct-2010
	BOND/IBRDUS11JAN11C	0010133650	USD	120,000,000	120,000,000	13-Jul-2010	15-Jul-2010	11-Jan-2011
	BOND/IBRDUS004OCT10	0010133777	USD	200,000,000	200,000,000	13-Jul-2010	15-Jul-2010	4-Oct-2010
	BOND/IBRDUS008NOV10	0010133797	USD	25,000,000	25,000,000	14-Jul-2010	14-Jul-2010	8-Nov-2010
	BOND/IBRDUS024JAN11	0010133847	USD	100,000,000	100,000,000	14-Jul-2010	16-Jul-2010	24-Jan-2011
	BOND/IBRDUS019JAN11	0010133871	USD	250,000,000	250,000,000	15-Jul-2010	15-Jul-2010	19-Jan-2011
	BOND/IBRDUS018NOV10	0010134758	USD	30,000,000	30,000,000	21-Jul-2010	22-Jul-2010	18-Nov-2010
	BOND/IBRDUS012OCT10	0010134935	USD	750,000	750,000	23-Jul-2010	23-Jul-2010	12-Oct-2010
	BOND/IBRDUS024AUG10	0010135182	USD	300,000,000	300,000,000	29-Jul-2010	30-Jul-2010	24-Aug-2010
	BOND/IBRDUS009AUG10	0010135573	USD	100,000,000	100,000,000	30-Jul-2010	2-Aug-2010	9-Aug-2010
	BOND/IBRDUS006OCT10	0010135593	USD	100,000,000	100,000,000	2-Aug-2010	2-Aug-2010	6-Oct-2010
	BOND/IBRDUS001NOV10	0010135600	USD	200,000,000	200,000,000	2-Aug-2010	3-Aug-2010	1-Nov-2010
	BOND/IBRDUS004OCT10	0010135607	USD	500,000,000	500,000,000	2-Aug-2010	4-Aug-2010	4-Oct-2010
	BOND/IBRDUS001NOV10	0010135608	USD	170,000,000	170,000,000	2-Aug-2010	3-Aug-2010	1-Nov-2010
	BOND/IBRDUS028SEP10	0010135616	USD	15,000,000	15,000,000	2-Aug-2010	2-Aug-2010	28-Sep-2010
	BOND/IBRDUS031JAN11	0010135689	USD	100,000,000	100,000,000	3-Aug-2010	4-Aug-2010	31-Jan-2011
	BOND/IBRDUS001OCT10	0010135696	USD	25,000,000	25,000,000	3-Aug-2010	3-Aug-2010	1-Oct-2010
	BOND/IBRDUS015FEB11	0010135793	USD	155,000,000	155,000,000	4-Aug-2010	5-Aug-2010	15-Feb-2011
	BOND/IBRDUS030NOV10	0010135827	USD	20,000,000	20,000,000	5-Aug-2010	5-Aug-2010	30-Nov-2010
	BOND/IBRDUS002SEP10	0010135850	USD	10,000,000	10,000,000	5-Aug-2010	5-Aug-2010	2-Sep-2010
	BOND/IBRDUS001OCT10	0010136148	USD	100,000,000	100,000,000	10-Aug-2010	12-Aug-2010	1-Oct-2010
	BOND/IBRDUS007SEP10	0010136150	USD	10,000,000	10,000,000	10-Aug-2010	10-Aug-2010	7-Sep-2010
	BOND/IBRDUS001OCT10	0010136168	USD	100,000,000	100,000,000	10-Aug-2010	10-Aug-2010	1-Oct-2010

13 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (ST) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	BOND/IBRDUS010FEB11	0010136346	USD	25,000,000	25,000,000	10-Aug-2010	11-Aug-2010	10-Feb-2011
	BOND/IBRDUS025OCT10	0010136899	USD	300,000,000	300,000,000	10-Aug-2010	11-Aug-2010	25-Oct-2010
	BOND/IBRDUS001OCT10	0010137012	USD	75,000,000	75,000,000	11-Aug-2010	11-Aug-2010	1-Oct-2010
	BOND/IBRDUS005JAN11	0010137768	USD	6,000,000	6,000,000	17-Aug-2010	18-Aug-2010	5-Jan-2011
	BOND/IBRDUS001OCT10	0010138496	USD	20,000,000	20,000,000	20-Aug-2010	20-Aug-2010	1-Oct-2010
	BOND/IBRDUS022DEC10	0010138542	USD	12,000,000	12,000,000	23-Aug-2010	24-Aug-2010	22-Dec-2010
	BOND/IBRDUS031JAN11	0010138625	USD	7,500,000	7,500,000	24-Aug-2010	24-Aug-2010	31-Jan-2011
	BOND/IBRDUS008SEP10	0010138895	USD	1,200,000	1,200,000	30-Aug-2010	30-Aug-2010	8-Sep-2010
	BOND/IBRDUS008SEP10	0010138896	USD	19,000,000	19,000,000	30-Aug-2010	30-Aug-2010	8-Sep-2010
	BOND/IBRDUS008SEP10	0010138907	USD	600,000,000	600,000,000	30-Aug-2010	31-Aug-2010	8-Sep-2010
	BOND/IBRDUS008SEP10	0010138908	USD	500,000,000	500,000,000	30-Aug-2010	31-Aug-2010	8-Sep-2010
	BOND/IBRDUS008MAR11	0010139526	USD	15,000,000	15,000,000	7-Sep-2010	8-Sep-2010	8-Mar-2011
	BOND/IBRDUS005OCT10	0010139527	USD	5,000,000	5,000,000	7-Sep-2010	7-Sep-2010	5-Oct-2010
	BOND/IBRDUS001NOV10	0010139646	USD	200,000,000	200,000,000	9-Sep-2010	9-Sep-2010	1-Nov-2010
	BOND/IBRDUS007OCT10	0010139653	USD	100,000,000	100,000,000	9-Sep-2010	9-Sep-2010	7-Oct-2010
	BOND/IBRDUS001NOV10	0010139659	USD	50,000,000	50,000,000	9-Sep-2010	9-Sep-2010	1-Nov-2010
	BOND/IBRDUS001DEC10	0010139660	USD	50,000,000	50,000,000	9-Sep-2010	9-Sep-2010	1-Dec-2010
	BOND/IBRDUS014JAN11	0010139665	USD	25,000,000	25,000,000	9-Sep-2010	10-Sep-2010	14-Jan-2011
	BOND/IBRDUS024JAN11	0010139816	USD	100,000,000	100,000,000	10-Sep-2010	10-Sep-2010	24-Jan-2011
	BOND/IBRDUS016MAR11	0010140121	USD	80,000,000	80,000,000	13-Sep-2010	13-Sep-2010	16-Mar-2011
	BOND/IBRDUS007FEB11	0010140558	USD	106,200,000	106,200,000	14-Sep-2010	14-Sep-2010	7-Feb-2011
	BOND/IBRDUS031JAN11	0010140577	USD	100,000,000	100,000,000	14-Sep-2010	14-Sep-2010	31-Jan-2011
	BOND/IBRDUS007JAN11	0010140790	USD	51,900,000	51,900,000	15-Sep-2010	15-Sep-2010	7-Jan-2011
	BOND/IBRDUS007JAN11	0010140806	USD	89,500,000	89,500,000	15-Sep-2010	15-Sep-2010	7-Jan-2011
	BOND/IBRDUS017DEC10	0010141345	USD	4,000,000	4,000,000	17-Sep-2010	20-Sep-2010	17-Dec-2010
	BOND/IBRDUS010JAN11	0010141359	USD	100,000,000	100,000,000	17-Sep-2010	17-Sep-2010	10-Jan-2011
	BOND/IBRDUS020DEC10	0010141870	USD	2,000,000	2,000,000	21-Sep-2010	21-Sep-2010	20-Dec-2010
	BOND/IBRDUS015NOV10	0010142607	USD	200,000,000	200,000,000	28-Sep-2010	28-Sep-2010	15-Nov-2010
	BOND/IBRDUS018JAN11	0010142759	USD	10,000,000	10,000,000	29-Sep-2010	30-Sep-2010	18-Jan-2011

	Total By Currency			5,881,150,000	5,881,150,000

14 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (ST) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
STBOZ	United States Dollar
	BOND/SELL USD/IBRD/GDIF/0811USD00.00A	0000010343	USD	50,000,000	50,000,000	9-Aug-2010	16-Aug-2010	16-Aug-2011

	Total By Currency			50,000,000	50,000,000

	Grand Total			5,931,150,000	5,931,150,000

15 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (ST) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
	Discount Notes
	United States Dollar
	BOND/IBRDUS008JUL10	0010114418	USD	50,000,000	50,000,000	7-Jan-2010	7-Jan-2010	8-Jul-2010
	BOND/IBRDUS006JUL10	0010114522	USD	25,600,000	25,600,000	11-Jan-2010	11-Jan-2010	6-Jul-2010
	BOND/IBRDUS009JUL10	0010114582	USD	40,000,000	40,000,000	12-Jan-2010	12-Jan-2010	9-Jul-2010
	BOND/IBRDUS006JUL10	0010114679	USD	200,000,000	200,000,000	12-Jan-2010	14-Jan-2010	6-Jul-2010
	BOND/IBRDUS007JUL10	0010115042	USD	200,000,000	200,000,000	15-Jan-2010	15-Jan-2010	7-Jul-2010
	BOND/IBRDUS019JUL10	0010115043	USD	50,000,000	50,000,000	15-Jan-2010	15-Jan-2010	19-Jul-2010
	BOND/IBRDUS009JUL10	0010115162	USD	200,000,000	200,000,000	20-Jan-2010	20-Jan-2010	9-Jul-2010
	BOND/IBRDUS009JUL10	0010115163	USD	200,000,000	200,000,000	20-Jan-2010	20-Jan-2010	9-Jul-2010
	BOND/IBRDUS021JUL10	0010115179	USD	50,000,000	50,000,000	20-Jan-2010	21-Jan-2010	21-Jul-2010
	BOND/IBRDUS006JUL10	0010115191	USD	100,000,000	100,000,000	21-Jan-2010	22-Jan-2010	6-Jul-2010
	BOND/IBRDUS009JUL10	0010115234	USD	200,000,000	200,000,000	21-Jan-2010	21-Jan-2010	9-Jul-2010
	BOND/IBRDUS019JUL10	0010115274	USD	2,000,000	2,000,000	22-Jan-2010	22-Jan-2010	19-Jul-2010
	BOND/IBRDUS021JUL10	0010115282	USD	1,500,000	1,500,000	22-Jan-2010	25-Jan-2010	21-Jul-2010
	BOND/IBRDUS006JUL10	0010115448	USD	200,000,000	200,000,000	27-Jan-2010	28-Jan-2010	6-Jul-2010
	BOND/IBRDUS022JUL10	0010115449	USD	50,000,000	50,000,000	27-Jan-2010	28-Jan-2010	22-Jul-2010
	BOND/IBRDUS006JUL10	0010115693	USD	2,500,000	2,500,000	29-Jan-2010	29-Jan-2010	6-Jul-2010
	BOND/IBRDUS013AUG10	0010116856	USD	50,000,000	50,000,000	17-Feb-2010	17-Feb-2010	13-Aug-2010
	BOND/IBRDUS001JUL10	0010118441	USD	20,000,000	20,000,000	10-Mar-2010	11-Mar-2010	1-Jul-2010
	BOND/IBRDUS001JUL10	0010118780	USD	200,000,000	200,000,000	16-Mar-2010	17-Mar-2010	1-Jul-2010
	BOND/IBRDUS001JUL10	0010118781	USD	25,000,000	25,000,000	16-Mar-2010	17-Mar-2010	1-Jul-2010
	BOND/IBRDUS012JUL10	0010119138	USD	100,000,000	100,000,000	25-Mar-2010	26-Mar-2010	12-Jul-2010
	BOND/IBRDUS022JUL10	0010119139	USD	1,000,000	1,000,000	25-Mar-2010	25-Mar-2010	22-Jul-2010
	BOND/IBRDUS012JUL10	0010119192	USD	50,000,000	50,000,000	25-Mar-2010	29-Mar-2010	12-Jul-2010
	BOND/IBRDUS015JUL10	0010119248	USD	300,000,000	300,000,000	26-Mar-2010	26-Mar-2010	15-Jul-2010
	BOND/IBRDUS012JUL10	0010119405	USD	300,000,000	300,000,000	30-Mar-2010	31-Mar-2010	12-Jul-2010
	BOND/IBRDUS027AUG10	0010119633	USD	200,000,000	200,000,000	31-Mar-2010	31-Mar-2010	27-Aug-2010
	BOND/IBRDUS012JUL10	0010120002	USD	100,000,000	100,000,000	6-Apr-2010	7-Apr-2010	12-Jul-2010
	BOND/IBRDUS002AUG10	0010120003	USD	25,000,000	25,000,000	6-Apr-2010	7-Apr-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	0010120006	USD	20,000,000	20,000,000	6-Apr-2010	7-Apr-2010	2-Aug-2010

16 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (ST) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
	BOND/IBRDUS022JUL10	0010120007	USD	100,000,000	100,000,000	6-Apr-2010	7-Apr-2010	22-Jul-2010
	BOND/IBRDUS019JUL10	0010120051	USD	40,000,000	40,000,000	7-Apr-2010	9-Apr-2010	19-Jul-2010
	BOND/IBRDUS009JUL10	0010120251	USD	3,000,000	3,000,000	9-Apr-2010	12-Apr-2010	9-Jul-2010
	BOND/IBRDUS019JUL10	0010122759	USD	30,000,000	30,000,000	20-Apr-2010	21-Apr-2010	19-Jul-2010
	BOND/IBRDUS016AUG10	0010122787	USD	225,000	225,000	20-Apr-2010	21-Apr-2010	16-Aug-2010
	BOND/IBRDUS020AUG10	0010122817	USD	40,000,000	40,000,000	21-Apr-2010	21-Apr-2010	20-Aug-2010
	BOND/IBRDUS019JUL10	0010122846	USD	5,000,000	5,000,000	22-Apr-2010	22-Apr-2010	19-Jul-2010
	BOND/IBRDUS016SEP10	0010122968	USD	150,000,000	150,000,000	23-Apr-2010	26-Apr-2010	16-Sep-2010
	BOND/IBRDUS009AUG10	0010123128	USD	30,000,000	30,000,000	28-Apr-2010	29-Apr-2010	9-Aug-2010
	BOND/IBRDUS020SEP10	0010123129	USD	150,000,000	150,000,000	28-Apr-2010	29-Apr-2010	20-Sep-2010
	BOND/IBRDUS028JUL10	0010123172	USD	200,000,000	200,000,000	29-Apr-2010	29-Apr-2010	28-Jul-2010
	BOND/IBRDUS016AUG10	0010123315	USD	50,000,000	50,000,000	30-Apr-2010	30-Apr-2010	16-Aug-2010
	BOND/IBRDUS020SEP10	0010123910	USD	100,000,000	100,000,000	3-May-2010	4-May-2010	20-Sep-2010
	BOND/IBRDUS007SEP10	0010124140	USD	20,000,000	20,000,000	5-May-2010	5-May-2010	7-Sep-2010
	BOND/IBRDUS012JUL10	0010124408	USD	100,000,000	100,000,000	6-May-2010	6-May-2010	12-Jul-2010
	BOND/IBRDUS019JUL10	0010124409	USD	300,000,000	300,000,000	6-May-2010	6-May-2010	19-Jul-2010
	BOND/IBRDUS001SEP10	0010124410	USD	100,000,000	100,000,000	6-May-2010	6-May-2010	1-Sep-2010
	BOND/IBRDUS001SEP10	0010124411	USD	100,000,000	100,000,000	6-May-2010	6-May-2010	1-Sep-2010
	BOND/IBRDUS012JUL10	0010124455	USD	230,000,000	230,000,000	6-May-2010	6-May-2010	12-Jul-2010
	BOND/IBRDUS025AUG10	0010124494	USD	100,000,000	100,000,000	6-May-2010	7-May-2010	25-Aug-2010
	BOND/IBRDUS001SEP10	0010124508	USD	70,000,000	70,000,000	6-May-2010	7-May-2010	1-Sep-2010
	BOND/IBRDUS023JUL10	0010124582	USD	200,000,000	200,000,000	7-May-2010	7-May-2010	23-Jul-2010
	BOND/IBRDUS021JUL10	0010124670	USD	300,000,000	300,000,000	7-May-2010	10-May-2010	21-Jul-2010
	BOND/IBRDUS009AUG10	0010124754	USD	100,000,000	100,000,000	11-May-2010	12-May-2010	9-Aug-2010
	BOND/IBRDUS001SEP10	0010124812	USD	50,000,000	50,000,000	11-May-2010	12-May-2010	1-Sep-2010
	BOND/IBRDUS030AUG10	0010125667	USD	25,000,000	25,000,000	12-May-2010	13-May-2010	30-Aug-2010
	BOND/IBRDUS023AUG10	0010125942	USD	10,000,000	10,000,000	13-May-2010	13-May-2010	23-Aug-2010
	BOND/IBRDUS002AUG10	0010126024	USD	150,000,000	150,000,000	13-May-2010	14-May-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	0010126093	USD	15,000,000	15,000,000	14-May-2010	14-May-2010	2-Aug-2010
	BOND/IBRDUS019JUL10	0010126124	USD	100,000,000	100,000,000	14-May-2010	14-May-2010	19-Jul-2010
	BOND/IBRDUS001SEP10	0010126851	USD	200,000,000	200,000,000	18-May-2010	18-May-2010	1-Sep-2010

17 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (ST) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
	BOND/IBRDUS001JUL10	0010126853	USD	24,135,000	24,135,000	18-May-2010	19-May-2010	1-Jul-2010
	BOND/IBRDUS013SEP10	0010126855	USD	100,000,000	100,000,000	18-May-2010	18-May-2010	13-Sep-2010
	BOND/IBRDUS030AUG10	0010127019	USD	25,000,000	25,000,000	19-May-2010	20-May-2010	30-Aug-2010
	BOND/IBRDUS023AUG10	0010127156	USD	375,000,000	375,000,000	20-May-2010	20-May-2010	23-Aug-2010
	BOND/IBRDUS018AUG10	0010127165	USD	15,000,000	15,000,000	20-May-2010	21-May-2010	18-Aug-2010
	BOND/IBRDUS020AUG10	0010127631	USD	500,000,000	500,000,000	26-May-2010	26-May-2010	20-Aug-2010
	BOND/IBRDUS002AUG10	0010127682	USD	50,000,000	50,000,000	26-May-2010	26-May-2010	2-Aug-2010
	BOND/IBRDUS030AUG10	0010127737	USD	60,000,000	60,000,000	27-May-2010	28-May-2010	30-Aug-2010
	BOND/IBRDUS013AUG10	0010127918	USD	160,000,000	160,000,000	28-May-2010	28-May-2010	13-Aug-2010
	BOND/IBRDUS001SEP10	0010128170	USD	200,000,000	200,000,000	1-Jun-2010	2-Jun-2010	1-Sep-2010
	BOND/IBRDUS004AUG10	0010128223	USD	200,000,000	200,000,000	1-Jun-2010	1-Jun-2010	4-Aug-2010
	BOND/IBRDUS007SEP10	0010128317	USD	100,000,000	100,000,000	2-Jun-2010	2-Jun-2010	7-Sep-2010
	BOND/IBRDUS006JUL10	0010128318	USD	100,000,000	100,000,000	2-Jun-2010	4-Jun-2010	6-Jul-2010
	BOND/IBRDUS003AUG10	0010128325	USD	100,000,000	100,000,000	2-Jun-2010	2-Jun-2010	3-Aug-2010
	BOND/IBRDUS003AUG10	0010128326	USD	100,000,000	100,000,000	2-Jun-2010	3-Jun-2010	3-Aug-2010
	BOND/IBRDUS001SEP10	0010128339	USD	50,000,000	50,000,000	2-Jun-2010	3-Jun-2010	1-Sep-2010
	BOND/IBRDUS003SEP10	0010128465	USD	60,000,000	60,000,000	3-Jun-2010	7-Jun-2010	3-Sep-2010
	BOND/IBRDUS008SEP10	0010128514	USD	175,000,000	175,000,000	7-Jun-2010	7-Jun-2010	8-Sep-2010
	BOND/IBRDUS002AUG10	0010128752	USD	220,000,000	220,000,000	8-Jun-2010	8-Jun-2010	2-Aug-2010
	BOND/IBRDUS009JUL10	0010128764	USD	500,000	500,000	8-Jun-2010	9-Jun-2010	9-Jul-2010
	BOND/IBRDUS003SEP10	0010128784	USD	100,000,000	100,000,000	8-Jun-2010	8-Jun-2010	3-Sep-2010
	BOND/IBRDUS003SEP10	0010128786	USD	200,000,000	200,000,000	8-Jun-2010	9-Jun-2010	3-Sep-2010
	BOND/IBRDUS003SEP10	0010128808	USD	125,000,000	125,000,000	8-Jun-2010	9-Jun-2010	3-Sep-2010
	BOND/IBRDUS003AUG10	0010128815	USD	50,000,000	50,000,000	9-Jun-2010	10-Jun-2010	3-Aug-2010
	BOND/IBRDUS009AUG10	0010128832	USD	450,000,000	450,000,000	9-Jun-2010	9-Jun-2010	9-Aug-2010
	BOND/IBRDUS016AUG10	0010128839	USD	160,000,000	160,000,000	9-Jun-2010	10-Jun-2010	16-Aug-2010
	BOND/IBRDUS002AUG10	0010128880	USD	50,000,000	50,000,000	10-Jun-2010	14-Jun-2010	2-Aug-2010
	BOND/IBRDUS016AUG10	0010128881	USD	20,000,000	20,000,000	10-Jun-2010	14-Jun-2010	16-Aug-2010
	BOND/IBRDUS001SEP10	0010128882	USD	39,000,000	39,000,000	10-Jun-2010	14-Jun-2010	1-Sep-2010
	BOND/IBRDUS002AUG10	0010128956	USD	15,000,000	15,000,000	10-Jun-2010	10-Jun-2010	2-Aug-2010
	BOND/IBRDUS002SEP10	0010128957	USD	300,000,000	300,000,000	10-Jun-2010	11-Jun-2010	2-Sep-2010

18 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (ST) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
	BOND/IBRDUS010SEP10	0010129849	USD	300,000,000	300,000,000	14-Jun-2010	15-Jun-2010	10-Sep-2010
	BOND/IBRDUS001JUL10	0010129853	USD	50,000,000	50,000,000	14-Jun-2010	15-Jun-2010	1-Jul-2010
	BOND/IBRDUS001JUL10	0010130024	USD	74,000,000	74,000,000	15-Jun-2010	16-Jun-2010	1-Jul-2010
	BOND/IBRDUS013SEP10	0010130025	USD	150,000,000	150,000,000	15-Jun-2010	16-Jun-2010	13-Sep-2010
	BOND/IBRDUS015JUL10	0010130138	USD	25,000,000	25,000,000	15-Jun-2010	15-Jun-2010	15-Jul-2010
	BOND/IBRDUS013SEP10	0010130259	USD	100,000,000	100,000,000	17-Jun-2010	17-Jun-2010	13-Sep-2010
	BOND/IBRDUS020SEP10	0010130589	USD	4,000,000	4,000,000	18-Jun-2010	21-Jun-2010	20-Sep-2010
	BOND/IBRDUS028SEP10	0010131589	USD	425,000	425,000	29-Jun-2010	30-Jun-2010	28-Sep-2010
	BOND/IBRDUS009SEP10	0010132669	USD	71,100,000	71,100,000	9-Jul-2010	9-Jul-2010	9-Sep-2010
	BOND/IBRDUS024AUG10	0010135182	USD	300,000,000	300,000,000	29-Jul-2010	30-Jul-2010	24-Aug-2010
	BOND/IBRDUS009AUG10	0010135573	USD	100,000,000	100,000,000	30-Jul-2010	2-Aug-2010	9-Aug-2010
	BOND/IBRDUS028SEP10	0010135616	USD	15,000,000	15,000,000	2-Aug-2010	2-Aug-2010	28-Sep-2010
	BOND/IBRDUS002SEP10	0010135850	USD	10,000,000	10,000,000	5-Aug-2010	5-Aug-2010	2-Sep-2010
	BOND/IBRDUS007SEP10	0010136150	USD	10,000,000	10,000,000	10-Aug-2010	10-Aug-2010	7-Sep-2010
	BOND/IBRDUS008SEP10	0010138895	USD	1,200,000	1,200,000	30-Aug-2010	30-Aug-2010	8-Sep-2010
	BOND/IBRDUS008SEP10	0010138896	USD	19,000,000	19,000,000	30-Aug-2010	30-Aug-2010	8-Sep-2010
	BOND/IBRDUS008SEP10	0010138907	USD	600,000,000	600,000,000	30-Aug-2010	31-Aug-2010	8-Sep-2010
	BOND/IBRDUS008SEP10	0010138908	USD	500,000,000	500,000,000	30-Aug-2010	31-Aug-2010	8-Sep-2010

	Total By Currency			12,484,185,000	12,484,185,000

	STBOC
	Nigerian Naira
	BOND/SELL NGN/IBRD/GDIF/0810NGN08.00	0000009740	NGN	3,000,000,000	19,926,930	5-Aug-2009	19-Aug-2009	19-Aug-2010

	Total By Currency			3,000,000,000	19,926,930

	STBOZ
	United States Dollar
	BOND/SELL USD/IBRD/GDIF/0710USD00.00	0000009679	USD	29,300,000	29,300,000	2-Jul-2009	15-Jul-2009	15-Jul-2010

19 of 20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Borrowings (ST) July 01, 2010 thru September 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
	Total By Currency			29,300,000	29,300,000

	Grand Total				12,533,411,930

20 of 20